Hughes
Hubbard

Hughes Hubbard & Reed LLP
201 South Biscayne Boulevard
Miami, Florida 33131-4332
Telephone: 305-358-1666
Fax: 305-371-8759
hugheshubbard.com

Exemption Number 82-4422

February 13, 2007

07021059

SUPPL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3628
100 F Street, N.W.
Washington, D.C. 20549

PROCESSED

FEB 1 6 2007

THOMSON
FINANCIAL

Re: Banco Venezolano de Credito, S.A. Banco Universal
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Banco Venezolano de Credito, S.A. Banco Universal (the "Bank"), a banking corporation organized under the laws of the Republic of Venezuela, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Bank pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), granted to the Bank.

Enclosed herewith are full English language translations or summaries of the Bank's (1) audited financial statements as of December 31, 2005 and June 30, 2006, (2) balance sheets and statements of published earnings at July 31, August 31, September 30, October 31, November 30 and December 31, 2006, (3) minutes of the shareholders' meeting held on August 15, 2006, and (4) press releases issued from March 10, 2006 through September 8, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

dw 2/16

Exemption Number 82-4422

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Celeste B. Pozo

FG/ls

Enclosure

cc: Banco Venezolano de Credito, S.A. Banco Universal
Joaquin Urbano
Maria Eliza Vasquez

Hughes Hubbard & Reed LLP
Eduardo Vidal
Flavio Cardoso

Exemption Number 82-4422

BANCO VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

February 13, 2007

MI 566495_1.DOC

Exemption Number 82-4422

EXHIBIT INDEX

Exhibit 1	Audited financial statements as of December 31, 2005 and June 30, 2006
Exhibit 2	Balance Sheets at July 31, August 31, September 30, October 31, November 30 and December 31, 2006
Exhibit 3	Minutes of Shareholders' Meetings held on August 15, 2006
Exhibit 4	Press Releases issued on March 10, 2006, June 6, 2006, July 31, 2006, August 17, 2006 and September 8, 2006

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

Financial Statements
as of June 30, 2006 and December 31, 2005
Together with Report of Independent Public Accountants

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS
AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
CONTENTS

(Translation into English of a report and financial statements originally issued in Spanish solely made for the convenience of readers)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal:

We have audited the accompanying balance sheets of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch, as of June 30, 2006 and December 31, 2005, and the related statements of income and allocation of net income, changes in the stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the financial statements, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN") applicable to the Venezuelan financial system. These accounting standards differ in certain respects from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch as of June 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the SUDEBAN.

Our audits were made for the purpose of forming an opinion on the basic financial statements stated in historical amounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch taken as a whole. The supplemental information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the effects of inflation on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

ADRIANZA, GARCÍA & ASOCIADOS
CORRESPONDENTS OF THE INTERNATIONAL FIRM MAZARS

Mercedes E. Rodríguez S.
Public Accountant CPC N° 17299
Registered with the CNV under N° R- 894
and with the SUDEBAN under N° CP 564

Caracas, Venezuela
July 13, 2006 (except for Note 26 as to which the date is July 18, 2006)

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
(Stated in thousands of historical bolivars)

ASSETS	30-06-06	31-12-05
CASH AND DUE FROM BANKS:		
Cash	**36.300.994**	43.231.641
Banco Central de Venezuela (Note 3)	**241.870.353**	184.308.213
Due from domestic banks and other financial institutions	**-**	-
Due from foreign banks and correspondents	**22.546.838**	5.057.060
Due from main office and branches	**-**	-
Clearing house funds	**75.607.110**	35.966.278
(Allowance for cash and due from banks)	**-**	-
	376.325.295	268.563.192
INVESTMENT SECURITIES (Note 4):		
Placements in Banco Central de Venezuela and interbank transactions	**629.642.882**	513.271.963
Trading investment securities	**-**	-
Available-for-sale investment securities	**3.356.999**	2.338.201
Held-to-maturity investment securities	**145.685.437**	137.954.417
Restricted cash investments	**3.058.537**	2.991.049
Other investment securities	**-**	-
(Allowance for investment securities)	**-**	-
	781.743.855	656.555.630
LOAN PORTFOLIO (Note 5):		
Current loans	**796.319.269**	723.892.963
Restructured loans	**4.691.400**	3.667.254
Past-due loans	**3.542.690**	2.415.764
Loans in litigation	**1.099.654**	1.281.528
(Allowance for loan portfolio)	**(12.845.952)**	(12.440.545)
	792.807.061	718.816.964
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	**-**	-
Accrued interest receivable from investment securities	**3.684.236**	2.229.408
Accrued interest receivable from loan portfolio	**7.241.230**	7.651.895
Commissions receivable	**1.752.089**	1.707.178
Accrued interest and commissions receivable from other accounts receivable	**-**	-
(Allowance for accrued interest receivable and other)	**(72.746)**	(123.008)
	12.604.809	11.465.473
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	**5.228.873**	5.657.512
Investments in branches	**-**	-
(Allowance for investments in subsidiaries, affiliates and branches)	**(28.301)**	(28.301)
	5.200.572	5.629.211
FORECLOSED ASSETS (Note 8)	**6.589.384**	7.183.887
PREMISES AND EQUIPMENT (Note 9)	**26.612.512**	28.401.748
OTHER ASSETS (Note 10)	**16.681.969**	22.102.429
	2.018.565.457	1.718.718.534
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	**298.345.449**	276.390.705
Trust assets	**2.844.306.107**	2.779.697.013
Other trusts	**96.807.201**	96.807.201
Other debit memorandum accounts	**2.793.168.647**	2.506.871.574
	6.032.627.404	5.659.766.493

The accompanying notes (1 to 27) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
(Stated in thousands of historical bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	30-06-06	31-12-05
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts		
Non-interest-bearing current accounts	554.192.936	490.092.353
Interest-bearing current accounts	356.981.200	416.285.648
	911.174.136	906.378.001
Other demand obligations	62.872.576	33.898.597
Money transaction table obligations	-	-
Savings deposits	284.944.730	212.819.988
Time deposits	5.197.155	181.768.456
Investment securities issued by the Bank	-	-
Restricted customers' deposits	131.177.270	76.081.880
	1.395.365.867	1.410.946.922
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions due in one year or less	72.898.037	28.476.365
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	283.037.078	12.429.015
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1.124.776	738.557
	357.059.891	41.643.937
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	7.966.639	4.987.600
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	497.895	1.027.923
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	39.780	95.885
Accrued expenses for other financial intermediation obligations	-	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	537.675	1.123.808
ACCRUALS AND OTHER LIABILITIES (Note 13)	65.794.994	79.232.321
Total liabilities	1.826.725.066	1.537.934.588
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	50.400.000	50.400.000
Uncapitalized equity contributions	27.385.896	27.385.896
Capital reserves	54.835.931	52.794.535
Other equity accounts	-	-
Retained earnings	57.456.570	49.439.741
Unrealized gain on available-for-sale investment securities	1.761.994	763.774
(Treasury stock)	-	-
Total stockholders' equity	191.840.391	180.783.946
	2.018.565.457	1.718.718.534
PER CONTRA MEMORANDUM ACCOUNTS	6.032.627.404	5.659.766.493

The accompanying notes (1 to 27) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND DECEMBER 31, 2005
(Stated in thousands of historical bolivars, except for net earnings per share and number of shares)

	30-06-06	31-12-05
FINANCIAL INCOME:		
Cash and due from banks	3.723	5.618
Investment securities	36.798.606	25.360.989
Loan portfolio	57.245.783	63.928.932
Other accounts receivable	1.060.353	1.129.140
Investments in subsidiaries, affiliates and branches	-	-
Main office and branches	-	-
Other	4.018	2.517
	95.112.483	90.427.196
FINANCIAL EXPENSES:		
Customers' deposits	13.471.481	14.236.859
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	757.509	897.377
Other financial intermediation obligations	29.603	377.001
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	84.687	77.613
	14.343.280	15.588.850
Gross financial margin	80.769.203	74.838.346
INCOME FROM RECOVERY OF FINANCIAL ASSETS	204.927	227.300
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	367.367	612
Creation of allowance and adjustments of cash and due from banks	-	-
	367.367	612
Net financial margin	80.606.763	75.065.034
OTHER OPERATING INCOME (Note 15)	28.943.442	29.835.958
OTHER OPERATING EXPENSES	4.156.181	4.422.037
Financial intermediation margin	105.394.024	100.478.955
LESS- OPERATING EXPENSES:		
Personnel	30.428.816	28.560.234
General and administrative expenses	24.291.449	25.266.320
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	3.060.689	2.653.903
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	884.157	880.074
	58.665.111	57.360.531
Gross operating margin	46.728.913	43.118.424
Income from foreclosed assets	1.375.233	6.000.512
Income from special programs	-	-
Miscellaneous operating income	4.208.507	5.048.277
Expenses for foreclosed assets	(244.090)	(408.815)
Expenses for depreciation, amortization and impaired miscellaneous assets	(1.106)	(57.426)
Miscellaneous operating expenses	(1.605.856)	(2.448.749)
	3.732.688	8.133.799
Net operating margin	50.461.601	51.252.223
EXTRAORDINARY INCOME	194.227	139.602
EXTRAORDINARY EXPENSES	527.917	379.520
Gross income before income taxes	50.127.911	51.012.305
INCOME TAXES	9.300.000	14.000.000
Net income	40.827.911	37.012.305
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	2.041.395	1.850.615
Statutory earnings-		
Board of Directors	3.553.686	3.071.932
Officers and employees	-	-
	3.553.686	3.071.932
Retained earnings-		
Restricted undistributed earnings	17.616.415	1.779.369
Available undistributed earnings	17.616.415	30.310.389
	35.232.830	32.089.758
	40.827.911	37.012.305
NET EARNINGS PER SHARE (in bolivars)	370	337
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	100.800	100.800

The accompanying notes (1 to 27) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND DECEMBER 31, 2005
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Total	Unrealized gain on available-for-sale investment securities	Total stockholders' equity
BALANCES, as of June 30, 2005	50.400.000	27.385.896	50.943.920	15.185.771	61.132.212	76.317.983	311.514	205.359.313
Net income for the six-month period	-	-	-	-	37.012.305	37.012.305	-	37.012.305
Transfer to legal reserve (Note 14)	-	-	1.850.615	-	(1.850.615)	(1.850.615)	-	-
Statutory earnings - Board of directors	-	-	-	-	(3.071.932)	(3.071.932)	-	(3.071.932)
Dividends declared (Note 14)- Cash	-	-	-	-	(58.968.000)	(58.968.000)	-	(58.968.000)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	452.260	452.260
Transfer to Restricted undistributed earnings (Note 14)-								
Net income for the six-month period of foreign branch	-	-	-	1.774.100	(1.774.100)	-	-	-
Income from equity in unconsolidated subsidiary	-	-	-	5.269	(5.269)	-	-	-
BALANCES, as of December 31, 2005	50.400.000	27.385.896	52.794.535	16.965.140	32.474.601	49.439.741	763.774	180.783.946
Net income for the six-month period	-	-	-	-	40.827.911	40.827.911	-	40.827.911
Transfer to legal reserve (Note 14)	-	-	2.041.396	-	(2.041.396)	(2.041.396)	-	-
Statutory earnings - Board of directors	-	-	-	-	(3.553.686)	(3.553.686)	-	(3.553.686)
Dividends declared (Note 14)- Cash	-	-	-	-	(27.216.000)	(27.216.000)	-	(27.216.000)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	998.220	998.220
Transfer to Available undistributed earnings (Note 14)-								
Repatriation of retained earnings of foreign branch	-	-	-	(2.144.600)	2.144.600	-	-	-
Dividends received from Participaciones Vencred, S.A.	-	-	-	(437.593)	437.593	-	-	-
Transfer to Restricted undistributed earnings (Note 14)-								
Net income for the six-month period of foreign branch	-	-	-	2.210.647	(2.210.647)	-	-	-
Income from equity in unconsolidated subsidiary	-	-	-	8.953	(8.953)	-	-	-
Transfer of 50% of income for the period to restricted undistributed earnings (Note 14)	-	-	-	15.396.815	(15.396.815)	-	-	-
BALANCES, as of June 30, 2006	50.400.000	27.385.896	54.835.931	31.999.362	25.457.208	57.456.570	1.761.994	191.840.391

The accompanying notes (1 to 27) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND DECEMBER 31, 2005
(Stated in thousands of historical bolivars)

	30-06-06	31-12-05
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:		
Net income for the six-month period	**40.827.911**	37.012.305
Adjustments to reconcile net income to cash		
from (used in) operating activities-		
Reversal of allowance for loan portfolio and contingent portfolio	**(195.745)**	-
Income from sale of foreclosed assets	**(941.666)**	(5.615.787)
Allowance for uncollectible and impaired financial assets	**367.367**	612
Depreciation and amortization	**3.845.498**	3.875.334
Equity for the six-month period	**(8.953)**	(5.269)
Net change in other assets	**3.855.619**	(7.670.048)
Net change in interests and commissions receivable	**(1.089.074)**	(125.628)
Net change in accruals and other liabilities	**(13.242.018)**	(77.082.580)
Net change in interests and commissions payable	**(586.133)**	199.600
Statutory earnings	**(3.553.686)**	(3.071.932)
Net cash from (used in) operating activities	**29.279.120**	(52.483.393)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Net change in customers' deposits	**(15.581.055)**	102.056.371
Net change in other borrowings	**315.415.954**	(193.367.269)
Net change in other financial intermediation obligations	**2.979.039**	2.136.686
Dividends paid	**(27.216.000)**	(58.968.000)
Net cash from (used in) financing activities	**275.597.938**	(148.142.212)
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES:		
Loans granted for the period	**(682.254.606)**	(542.247.393)
Loans collected for the period	**607.847.316**	582.016.361
Net change in placements in Banco Central de Venezuela and interbank transactions	**(116.370.919)**	(112.162.698)
Net change in available-for-sale investment securities	**(20.578)**	27.315.388
Net change in held-to-maturity investment securities	**(7.731.020)**	44.397.762
Net change in restricted cash investments	**(67.488)**	33.021.123
Dividends received from subsidiary	**437.592**	-
Sales price of foreclosed assets	**1.078.500**	5.899.390
Additions to premises and equipment and foreclosed assets, net	**(33.752)**	(938.153)
Net cash (used in) from investing activities	**(197.114.955)**	37.301.780
Net increase (decrease) in cash and due from banks	**107.762.103**	(163.323.825)
CASH AND DUE FROM BANKS, at the beginning of the six-month period	**268.563.192**	431.887.017
CASH AND DUE FROM BANKS, at the end of the six-month period	**376.325.295**	268.563.192

The accompanying notes (1 to 27) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

NOTE 1.- Incorporation, Operations and Legal Regime:

Venezolano de Crédito, S.A. Banco Universal is a bank incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct banking operations and business as allowed by laws. Venezolano de Crédito, S.A. Banco Universal is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman.

During a meeting held on April 25, 2006, the Executive Committee approved the closing of the correspondent bank in Miami and on June 26, 2006, the Superintendence of Banks and Other Financial Institutions through official document Nº SBIF-DSB-GGCJ-GALE – 13169 authorized such closing.

The Bank and its Branch are members of Grupo Venezolano de Crédito and Grupo Vencred and carry out transactions with other members of these Groups.

Venezolano de Crédito, S.A. is a Universal Bank ruled by the General Law of Banks and Other Financial Institutions, Financial Regulation Law and Trust Law, and ruled by the applicable regulations of the SUDEBAN, Banco Central de Venezuela – BCV (the Central Bank of Venezuela, hereinafter referred to as "BCV") and Fondo de Garantía de Depósitos y Protección Bancaria - FOGADE (the Guarantee Fund of Deposits and Banking Protection, hereinafter referred to as "FOGADE"). Additionally, the Bank is registered with "Comisión Nacional de Valores" (the National Securities Commission) and is listed on "Bolsa de Valores de Caracas" (Caracas Stock Exchange); therefore, it is also ruled by the Capital Market Law and the standards of the National Securities Commission.

The Grand Cayman Branch is subject to the supervision and control of The Cayman Islands Monetary Authority (CIMA) and the Superintendence of Banks and Other Financial Institutions of Venezuela (SUDEBAN).

In addition to the legal regulations referred to above, which rule the Venezuelan financial system, financial institutions are ruled by other social or economic laws and regulations that set forth limitations or restrictions on lending and saving interest rates and on bank commissions receivable from or payable to customers and/or that require the placement of resources in certain economic sectors. A summary of the most important regulations that have an impact on the development of banking activities in Venezuela is shown as follows:

- Effective May 1, 2005, BCV, through special resolutions, has set forth maximum and minimum limits for lending and saving rates, collected or paid by the national financial system to its customers. In this regard, for the six-month periods ended June 30, 2006 and December 31, 2005, the maximum ceiling on interest rate receivable by domestic financial institutions for any credit transaction is 28% per year and up to 3% additional for delay, while the minimum interest rate payable for savings deposits is 6.5% per year and the time deposits of 28 days or more is 10% per year. These limits have been determined on the basis of interest rates fixed by BCV for discount, rediscount, repo and advance transactions or for absorption of funds, as applicable, as provided by Resolution N° 06-01-01 published in the Official Gazette N° 38.370 dated February 1, 2006 (Resolution N° 05-04-01 published in the Official Gazette N° 38.174 dated April 27, 2005 for the six-month period ended December 31, 2005).

- BCV, through special resolutions, has set forth limits or restrictions to the collection of commissions, tariffs or extra charges to be applied on its lending and saving transactions with its customers, among them: no collection of charges on savings accounts, charges for services for maintenance of minimum balances of current accounts of individuals are limited up to 0.5% of the monthly balance, no collection of commissions for the collection of checks within the business hours of the bank or in other offices, commissions for withdrawal of cash from credit cards are limited up to 5% and for factoring and financial leasing are limited up to 3%.

- The Special Protection Law of Housing Mortgage Debtor published on January 3, 2005, sets forth that financial institutions must destine at least 10% of the gross loan portfolio balance at December 31 of the prior year to mortgage loans for the acquisition, construction, enlargement or remodeling of housing, which would be subject to preferential interest rates provided for this purpose. As of June 30, 2006 and December 31, 2005, short-term and long-term mortgage loans must represent 7% and 3%, respectively, of the loan portfolio. On February 22, 2006 and July 29, 2005, the Ministry

of Dwelling and Habitat fixed the maximum social interest rate by 10.54% and 10.89% per year for the six-month periods ended June 30, 2006 and December 31, 2005, respectively.

- The Partial Amendment Law of the Law-Decree of the Tourism Law published on June 23, 2005, sets forth that financial institutions are liable to destine not less than 2.5% or higher than 7% of its annual loan portfolio to the financing of the tourism sector, which would be subject to preferential interest rates provided for this purpose. Through Resolution N° DM/N° 037 dated August 16, 2005, the Ministry of Tourism fixed this percentage at 2.5% of the gross loan portfolio at December 31 of the prior year. During the first six-month period of 2006, the preferential interest rate for loans destined to the tourism sector ranged between 11.33% and 13.54% per year (between 11.74% and 13.73% per year for the last quarter of 2005).

- The Partial Amendment Law of the Decree-Law for Loans for the Agricultural Sector published on November 5, 2002 and Resolution DM/ N° 033, issued by the Ministry of Finance dated January 31, 2005, sets forth that the minimum percentage of loans to be granted to the agricultural sector for commercial and universal banks is 16% on the total gross loan portfolio at December 31 of the prior year. The borrowings granted to the agricultural sector have the benefit of a preferential interest rate published weekly by BCV and calculated in accordance with the parameters mentioned in such law. During the six-month period ended June 30, 2006 the preferential lending rate for these loans ranged from 11.60% and 13.70% per year (between 12.10% and 14.17% per year for the six-month period ended December 31, 2005).

- Financial institutions must destine at least 3% of the prior six-month period loan portfolio to the microfinancial system, as provided by the Decree-Law of the Amendment Law of the General Law of Banks and Other Financial Institutions.

- The Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances and Resolution N° 185-01 issued by the SUDEBAN on September 12, 2001 set forth that financial institutions must destine 1% of their annual net income to the implementation of integral prevention programs against the traffic and consumption of drugs and keep an integral structure of internal control for the prevention and control of money laundering from illicit activities, as provided by the SUDEBAN.

- Banks and other financial institutions must make special contributions in order to support the operations of the SUDEBAN, calculated on the basis of 0.6 per thousand of the average of the Bank's assets, and of FOGADE, calculated on the basis of 0.25% of the customers' deposits. These contributions are shown in the "Operating expenses" caption in the accompanying statements of income.

- According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net foreign currency position within limits provided by BCV through special resolutions. As of June 30, 2006, the maximum limit of foreign currency position has been fixed in 30% of the net stockholders' equity (15% for December 2005). Additionally, foreign currency arbitration and holding of foreign currencies are subjected to limits and restrictions set forth by BCV for universal banks and the laws and standards referred to the current exchange control (see Notes 23 and 24).

- Financial institutions should maintain certain levels of liquidity in BCV, determined on the basis of customers' deposits, as provided by BCV (see Note 3).

NOTE 2.- <u>Accounting Policies and Practices:</u>

A summary of the most significant accounting policies and practices followed by the Bank and its branch in the preparation of their financial statements is as follows:

a. Basis of presentation-

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. These practices differ in certain respects from accounting principles generally accepted in Venezuela commonly applied when preparing financial statements of other industries. For reporting purposes of the Bank, the most significant differences are as follows:

- The non-recognition of the effects of inflation in the financial statements as basic information but as supplemental information (see Exhibits I to V).
- The amortization of repossessed chattels and real estate, which are not required under accounting principles generally accepted in Venezuela,
- The creation of general provisions for loan portfolio, which are not required under generally accepted accounting principles,
- The non-consolidation of investments in subsidiaries on which the Bank has the total control.

- The criteria of provision of interests on the past-due and restructured loan portfolio that consider additional parameters to assessments of recovery applicable in accordance with generally accepted accounting principles.
- The non-consideration of investment securities easily translated into short-term cash as cash and cash equivalents, when they are not subject to significant value fluctuation risks.
- The non-recording of deferred income tax assets as their recovery is expected.

b. Use of estimates-

The preparation of the financial statements requires management to make estimates based *on certain* assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Combination or integration of the foreign branch's financial statements-

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the year-end official exchange rate.

The exchange rates applied by the Bank as of June 30, 2006 and December 31, 2005, for the conversion of the financial statements of its foreign branch were Bs. 2,144.60 per US dollar for both six-month periods (see Notes 7 and 24).

d. Cash and equivalents-

For reporting purposes of the statements of cash flows, the Bank considers cash and due from banks in local and foreign currency represented by cash, gold in coins and bars, deposits in BCV, demand deposits in banks and other financial institutions and clearinghouse funds to be cash.

e. Investment securities-

Placements in BCV and interbank placements include liquidity surplus investments made with BCV in overnight obligations and deposits or obligations issued by local financial

institutions due in 60 days or less, which are recorded at their realizable value, equivalent to nominal cost and value.

Restricted cash investments are recorded at fair value, which is similar to cost.

Investment securities other than those referred to in the preceding paragraphs are classified as trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these investment securities at the acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading investment securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at cost adjusted for the amortization of premiums or discounts. Available-for-sale investment securities are those not classified as trading nor as held-to-maturity investment securities; they are accounted for at fair market values and the unrealized gains/losses are reported in the stockholders' equity.

The Bank uses the acquisition cost of the security to be traded as calculation basis to determine the realized gain or loss from the sale of investment securities.

Permanent impairments in the fair values of available-for-sale or held-to-maturity investment securities are charged to income for the period as they arise.

Investment securities are reported net of investments granted to the public for total or partial sale of equity rights based on the Bank's objectives (see Note 4).

f. Allowance for loan portfolio and contingent portfolio-

The allowance for loan portfolio and contingent portfolio is maintained at levels adequate to cover potential losses from loans determined on the basis of the standards provided by the SUDEBAN. Management determines the adequacy of such allowance through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan portfolio is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the individual provisions determined on the criteria mentioned in the preceding paragraph, the allowance for loan portfolio includes a general provision that is over 1% of the gross loan portfolio, except for the loan portfolio to microentrepreneurs that requires a general provision of 2%, pursuant to Resolution N° 009-1197 dated November 28, 1997 and Resolution No. 010-02 dated January 24, 2002 issued by the SUDEBAN. Therefore, as of June 30, 2006 and December 31, 2005, the general provision is equivalent to 1.04% and 1.18% of the total loan portfolio, respectively.

The general provision for contingent loans is recorded based on 1% of the balance of such portfolio and is shown in the "Accruals and other liabilities" caption.

g. Investments in unconsolidated subsidiaries and affiliates-

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the interest in the investment is recorded in income as "Other operating income" or "Other operating expenses", as applicable, and the dividends are credited to the investment account as declared. Pursuant to the SUDEBAN, income from equity in subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available, which occurs once dividends are paid by such subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

h. Foreclosed assets-

Foreclosed assets are mainly composed of real estate received in payment, works in process received in payment, idle assets and other foreclosed assets. Real estate and works in process received in payment are accounted for at the lower of capital book value and disbursements recoverable owed by the borrower, market value, legal foreclosure value or appraisal value. Idle assets are accounted for at the lower of book or realizable value. Improvements or additions that may increase the useful life of assets or their realizable value are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized, while idle assets are amortized over 24 months, and during this period they shall be disposed of.

Other foreclosed assets are composed of assets constructed by the Bank for sale. They are accounted for at their acquisition cost plus all those capitalizable costs incurred to make such asset saleable.

When the assets included in the "Foreclosed assets" caption are disposed of or sold and income from the sale or liquidation of such assets is collected, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reported in the income for the period in the "Income from foreclosed assets" account. When the sale of asset is an installment sale, the income from the sale is deferred and recognized in the statement of income as collected, while losses from the sale are accounted for as they arise.

i. Premises and equipment-

Premises and equipment correspond to chattels and real estate owned by the Bank for its use. These assets are recorded at acquisition cost and depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income for the period.

j. Deferred expenses-

Deferred expenses mainly include disbursements for organization and facility expenses, goodwill, purchased licenses, software and leasehold improvements, which are not recognized as expenses as paid but allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred (see Note 21).

The goodwill included in the "Deferred expenses" caption represents the excess of acquisition cost over the book value of the net assets of the absorbed entities.

Deferred expenses are recorded at cost and are amortized over a maximum term of four years, except for goodwill that is amortized over 20 years or less.

k. Allowance to cover other uncollectibility and impairment risks-

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the aging analysis of balances as required by the SUDEBAN and the evaluation of other relevant risk factors. The

allowance for other assets is increased by charges to income and reduced by losses recognized of such assets through the related write-offs.

l. Accrual for labor indemnities-

Accrual for labor indemnities is recorded based upon the actual obligation calculated in accordance with the Labor Law and the current collective contract. During the month following each monthly closing, the Bank deposits the simple labor indemnities in a trust on behalf of its employees, which are reported in "Memorandum accounts". Those liabilities not transferred at the end of each month are reported in "Accruals and other liabilities". Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

m. Income taxes-

The provision for *income* taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption. Due to the uncertain recovery of the deferred tax asset, the Bank has not recorded the contingent asset resulting from deferring the tax effect caused by the temporary differences between book and taxable income.

ñ. Retirement pension plan-

The costs of a noncontributory pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank, the effective discount rates and salary increases used to calculate the obligation for the benefit projected in long term were 5% and 1% on an annual basis.

n. Trust assets-

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be *non applicable*, and investment securities, according to the standards of the SUDEBAN, are valued at acquisition cost adjusted for the amortization of premiums or discounts, as applicable.

o. Financial revenues and expenses-

Interest income and expense are recorded in the income for the period when earned, depending on the effectiveness of the transactions generating the income or expense.

Accrued interests on past due loans and loans in litigation are recorded in memorandum accounts and recognized as income when collected. Additionally, the Bank provisions accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on those loans qualified as a loss risk over 15% classified as actual risk, high-risk and irrecoverable and on the portfolio classified as past due or in litigation and interests on installment loans are provisioned when they are 30 days due, which are fully provisioned.

Loans included in high risk or irrecoverable categories do not accrue any interest income, even if they are current or restructured. Accrued interests are recorded in memorandum accounts and recognized as collected.

The Bank determines lending and saving interest rates with its customers, taking into consideration the financial market conditions and limitations fixed by the BCV for lending and saving rates in Resolution N° 06-01-01 dated January 31, 2006 (Resolution N° 05-04-01 dated April 27, 2005 for the six-month period ended December 31, 2005) (see Note 1).

p. Other income-

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets", "Other operating income", "Income from foreclosed assets" and "Miscellaneous operating income" captions.

Income from commissions, tariffs, surcharges and supplementary and related services were agreed upon by the Bank with its customers, considering the financial market conditions and in accordance with the limitations fixed by BCV in Resolution N° 06-04-02 dated April 18, 2006 as of June 30, 2006 (Resolutions N° 05-06-01, N° 05-05-01, N° 05-04-02 and N° 04-04-01, for 2005) (See Note 1).

q. Foreign currency transactions and balances-

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. As of June 30, 2006 and December 31, 2005, foreign currency balances were adjusted at the official year-end exchange rate, which was fixed by BCV upon application of the exchange control regime (see Note 24).

As of June 30, 2006 and December 31, 2005, the exchange rates used by the Bank were Bs. 2,144.60 per US dollar for both six-month periods.

The foreign currency balances included in the balance sheets as of June 30, 2006 and December 31, 2005, are detailed in Note 23.

r. Net earnings per share-

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period, less the statutory earnings, by the average number of outstanding shares existing during the six-month periods ended June 30, 2006 and December 31, 2005.

NOTE 3.- Reserve balances and other deposits maintained in BCV:

Under current legal regulations, financial institutions are required to maintain certain levels of cash liquidity deposited in BCV, as provided by such institute through special resolutions. As of June 30, 2006 and December 31, 2005, the reserve balance was fixed by BCV at 15% of the weekly average of deposits, customers' deposits, obligations or saving transactions received by the institution from private sector entities (regular reserve balance) and public sector entities. The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency. The reserve balance does not generate any yield.

Effective March 6, 2006, in addition to the reserve balance calculated on saving transactions, financial institutions must maintain a minimum reserve balance based on investments transferred to customers. Such reserve balance was fixed at 5% of the balance of such investments transferred at February 2006 and progressively increased by 0.5% every 4 weeks, until reaching 15%.

As of June 30, 2006, the reserve balance required by the BCV in local currency amounts to Bs. 239,334 million (Bs. 180,252 million as of December 31, 2005), while the reserve balance required by the BCV in foreign currency as of June 30, 2006, amounts to US$ 729,000, equivalent to Bs. 1,563 million (US$ 741,000, equivalent to Bs. 1,589 million as of December 31, 2005). The Bank maintained balances available in the BCV to cover such reserve balances.

NOTE 4.- Investment securities:

Investments in debt securities and capital have been classified in the financial statements based on management's intent with respect to these investment securities. As of June 30, 2006 and December 31, 2005, investment securities are represented as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Investment securities-		
Placements in BCV and interbank transactions	**1,011,671,020**	513,271,963
Less: Investments transferred	**(382,028,138)**	-0-
	629,642,882	513,271,963
Available-for-sale investment securities	**3,356,999**	2,338,201
Held-to-maturity investment securities	**145,685,437**	137,954,417
Restricted cash investment securities	**3,058,537**	2,991,049
	781,743,855	656,555,630

a. Placements in BCV and interbank transactions-

Placements in BCV and interbank transactions are as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Placements in BCV and interbank transactions:		
Bonds and obligations issued by BCV-		
Registered demand certificates of deposit issued by BCV with nominal value of Bs. 1,002,000 million, annual yield of 10%, and due in July 2006 (nominal value of Bs. 500,000 million, annual yield of 11.50%, and due in January 2006 as of December 2005)	**1,002,000,871[1]**	500,000,000[1]
Overnight obligations-		
Overnight placements with domestic financial institutions (with nominal value of Bs. 9,500 million and annual yield of 0.49% and 0.50% as of December 2005)		
Banco del Caribe, C.A. Banco Universal	**-0-**	8,000,000[1]
Helm Bank de Venezuela, S.A. Banco Comercial Regional	**-0-**	1,500,000[1]
	-0-	9,500,000
Overnight placements with foreign financial institutions- nominal value of US$ 4,509,069 and annual yields between 4.50% and 4.55% (nominal value of US$ 1,758,819 and annual yield of 3.59% as of December 2005)		
JP Morgan Chase Bank, New York	**2,944,683[1]**	3,771,963[1]
Brown Brothers Harriman & Co	**6,725,466[1]**	-0-
	9,670,149	3,771,963
Less - Investments transferred through an association agreement with an annual interest rate between 0.50% and 8%	**(382,028,138)**	-0-
	629,642,882	513,271,963

[1] The market value corresponds to nominal value

b. Available-for-sale investment securities-

Available-for-sale investment securities, stated at their fair market value, are detailed as follows:

As of June 30, 2006	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Equity in domestic private nonfinancial companies-				
Vencred, S.A. (112,404 shares with nominal value of Bs. 66.65 each and a 0.04% capital share)	**16,875**	**44,672**	**-0-**	**61,547**[2]
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with nominal value of Bs. 100 each and a 0.11% capital share)	**947,246**	**776,197**	**-0-**	**1,723,443**[2]
Siderúrgica Venezolana (SIVENSA), S.A. (778,052 shares with nominal value of Bs. 20 each and a 0.01% capital share)	**11,707**	**61,431**	**-0-**	**73,138**[2]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S with nominal value of Bs. 1,400 each and a 0.01% capital share)	**7,547**	**28,057**	**-0-**	**35,604**[2]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I with nominal value of Bs. 100 each and a 0.08% capital share)	**138,600**	**249,868**	**-0-**	**388,468**[3]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II with nominal value of Bs. 100 each and a 0.15% capital share)	**184,459**	**357,537**	**-0-**	**541,996**[3]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with nominal value of Bs. 10 each and a 0.02% capital share)	**34,089**	**35,957**	**-0-**	**70,046**[3]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with nominal value of Bs. 1,000 each and a 0.04% capital share)	**14,000**	**11,358**	**-0-**	**25,358**[3]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with nominal value of Bs. 10 each and a 0.06% capital share)	**40,770**	**142,695**	**-0-**	**183,465**[3]
Caja Venezolana de Valores, S.A. (21,167 shares with nominal value of Bs. 6,459 each and a 17.7% capital share)	**133,083**	**3,635**	**-0-**	**136,718**[4]
Corporación Suiche 7B, C.A. (83,600 shares with nominal value of Bs. 1,000 each and a 16.23% capital share)	**9,924**	**-0-**	**-0-**	**9,924**[5]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares with nominal value of Bs.10 each and a 0.02% capital share)	**5,201**	**4,385**	**-0-**	**9,586**[3]

[2] The fair value corresponds to the quotation value in the Caracas stock exchange
[3] The fair value corresponds to the quotation value in the Caracas or foreign stock exchange, as applicable
[4] The fair value corresponds to the equity value shown in the last available financial statements
[5] The fair value is equivalent to the acquisition cost

As of June 30, 2006	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Desarrollos del Sol, C.A. (180 shares with nominal value of Bs. 100 each and a 18% capital share)	18	-0-	-0-	18[6]
C.A. Nacional Teléfonos de Venezuela (C.A.N.T.V.) Class "D" (6 shares with nominal value of Bs. 36.90 each)	49	-0-	(7)	42[7]
	1,543,568	1,715,792	(7)	3,259,353
Equity in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with nominal value of US$ 2.9 equivalent to Bs. 6,219 each)	11,309	46,209	-0-	57,518[7]
S.W.I.F.T. s.c.r.l. (19 shares with nominal value of € 2,440 equivalent to Bs. 6,608,072 each)	40,128	-0-	-0-	40,128[6]
	51,437	46,209	-0-	97,646
	1,595,005	1,762,001	(7)	3,356,999

As of December 31, 2005	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Equity in domestic private nonfinancial companies-				
Vencred, S.A. (112,404 shares with nominal value of Bs. 66.65 each and a 0.04% capital share)	16,875	33,144	-0-	50,019[7]
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with nominal value of Bs. 100 each and a 0.11% capital share)	947,246	155,757	-0-	1,103,003[7]
Siderúrgica Venezolana (SIVENSA), S.A., (778,052 shares with nominal value of Bs. 20 each and a 0.01% capital share)	11,707	20,585	-0-	32,292[7]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S with nominal value of Bs. 1,400 each and a 0.01% capital share)	7,547	17,373	-0-	24,920[7]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,479,362 shares with nominal value of Bs. 100 each and a 0.47% capital share)	9,577	5,217	-0-	14,794[7]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (1,917,897 shares with nominal value of Bs. 100 each and a 0.85% capital share)	9,973	9,685	-0-	19,658[7]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I with nominal value of Bs. 100 each and a 0.08% capital share)	138,600	146,276	-0-	284,876[7]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II with nominal value of Bs. 100 each and a 0.15% capital share)	184,459	207,235	-0-	391,694[7]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with nominal value of Bs. 10 each and a 0.02% capital share)	34,089	26,617	-0-	60,706[7]

[6] The fair value corresponds to nominal value
[7] The fair value corresponds to the quotation value in the Caracas or foreign stock exchange, as applicable

As of December 31, 2005	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with nominal value of Bs. 1,000 each and a 0.04% capital share)	14,000	3,500	-0-	17,500[10]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with nominal value of Bs. 10 each and a 0.06% capital share)	40,770	99,660	-0-	140,430[10]
Caja Venezolana de Valores, S.A. (21,167 shares with nominal value of Bs. 6,459 each and a 17.7% capital share)	133,083	3,635	-0-	136,718[8]
Corporación Suiche 7B, C.A. (83,600 shares with nominal value of Bs. 1,000 each and a 16.23% capital share)	9,924	-0-	-0-	9,924[9]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares with nominal value of Bs.10 each and a 0.02% capital share)	5,201	4,716	-0-	9,917[10]
Desarrollos del Sol, C.A. (180 shares with nominal value of Bs. 100 each and an 18% capital share)	18	-0-	-0-	18[11]
C.A. Nacional Teléfonos de Venezuela (C.A.N.T.V.) Class "D" (6 shares with nominal value of Bs. 36.90 each)	49	-0-	(18)	31[10]
	1,563,118	733,400	(18)	2,296,500
Equity in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with nominal value of US$ 2.9 equivalent to Bs. 6,219 each)	11,309	30,392	-0-	41,701[10]
	1,574,427	763,792	(18)	2,338,201

During the six-month period ended December 31, 2005, the Bank paid off the investment held in the mutual fund "Goldman Sachs Enhanced Cash Fund Administration Shares" for US$ 5,260,212 equivalent to Bs. 11,281 million, thus generating a loss from the sale of investment securities amounting to US$ 104,031 equivalent to Bs. 223 million, which was recorded in the "Other operating expenses" caption.

During the six-month period ended June 30, 2006, the Bank sold available-for-sale investment securities for Bs. 41,035 million, which include investments acquired during the six-month period (Bs. 376,027 million for the six-month period ended December 31, 2005) thus recording realized gains on the sale of such investment securities for Bs. 222 thousand in the "Other operating income" caption (Bs. 1,139 million for the six-month period ended December 31, 2005). Additionally, the Bank recorded losses from the sale of available-for-

[8] The fair value corresponds to the equity value shown in the financial statements of the entity
[9] The fair value is equivalent to the acquisition cost
[10] The fair value corresponds to the quotation value in the Caracas or foreign stock exchange, as applicable
[11] The fair value corresponds to nominal value

sale investment securities for approximately Bs. 30 million (Bs. 358 million for December 2005), which were recorded in the "Other operating expenses" caption.

These investments are represented by shares, therefore, they do not have any maturity.

c. Held-to-maturity investment securities-

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are as follows:

As of June 30, 2006	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Time deposits in foreign financial institutions- (nominal value of US$ 48,277,377, Bs. 103,536 million, annual yields ranging between 4.95% and 5.27% and due between July and September 2006)				
Standard Chartered Bank, New York	32,584,510	-0-	-0-	32,584,510[12]
Barclays Bank PLC, Miami	35,994,173	-0-	-0-	35,994,173[12]
JP Morgan Chase Bank, New York	22,089,380	-0-	-0-	22,089,380[12]
Wachovia Bank, N.A. Miami	12,867,600	-0-	-0-	12,867,600[12]
	103,535,663	-0-	-0-	103,535,663
Obligations issued by foreign financial institutions-				
Prudencial Funding Corp. (nominal value of US$ 500,000 - Bs. 1,072 million-, annual yield of 5.06% and due in July 2006)	1,072,300	-0-	(45)	1,072,255[13]
International Bank for Reconstruction & Development (nominal value of US$ 500,000 - Bs. 1,072 million-, annual yield of 4.50% and due in November 2014)	1,069,585	-0-	(23,449)	1,046,136[13]
UBS Finance (Delaware) LLC (nominal value of US$ 650,000 -Bs. 1,394 million-, annual yield of 5.06% and due in July 2006)	1,392,047	-0-	(114)	1,391,933[13]
	3,533,932	-0-	(23,608)	3,510,324
Obligations issued by domestic private nonfinancial companies- (nominal value of Bs. 5,800 million, annual yield of 13.06% and due between November 2006 and March 2007)				
Mercantil Servicios Financieros, C.A.	5,800,000	-0-	-0-	5,800,000[12]
Obligations issued by foreign private nonfinancial companies-				
Kellogg Company Discount (annual yield of 5.14%, nominal value of US$ 500,000- Bs. 1,072 million- and due in August 2006)	1,067,307	-0-	(226)	1,067,081[13]

[12] The fair value corresponds to nominal value

[13] The fair value corresponds to the quotation value in foreign stock exchanges

As of June 30, 2006	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Motorola INC Discount (annual yield of 5.21%, nominal value of US$ 500,000 - Bs. 1,072 million- and due in July 2006)	1,069,060	-0-	(81)	1,068,979[14]
AT&T Inc Discount (annual yield of 5.23%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in July 2006)	2,138,702	-0-	(112)	2,138,590[14]
Alcon Capital Corp (annual yield of 5.27%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in August 2006)	2,128,430	-0-	(279)	2,128,151[14]
General Electric Capital Corp (annual yield of 5.07%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in July 2006)	1,072,300	-0-	(44)	1,072,256[14]
Metlife INC Discount (annual yield of 5.05%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in July 2006)	2,137,154	-0-	(462)	2,136,692[14]
Mitsubishi INTL Co Discount (annual yield of 5.13%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in July 2006)	1,068,223	-0-	(193)	1,068,030[14]
Disney (Walt) Co, The Discount (annual yield of 4.87% - nominal value of US$ 500,000- Bs. 1,072 million and due in July 2006)	1,067,906	-0-	(509)	1,067,397[14]
Coca-Cola Company Discount (annual yield of 5.01%, nominal value of US$ 884,000 -Bs. 1,896 million- and due in July 2006)	1,887,728	-0-	(570)	1,887,158[14]
ConocoPhillips Qatar Discount (annual yield of 5.47%, nominal value of US$ 500,000-Bs. 1,072 million and due in September 2006)	1,057,691	-0-	(1)	1,057,690[14]
Verizon Communication Discount (annual yield of 5.11% and 5.14%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2006)	2,140,356	-0-	(185)	2,140,171[14]
Hitachi Intml Treasury Discount (annual yield of 4.99% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2006)	2,143,129	-0-	(111)	2,143,018[14]
Cadbury Schweppes Finance (annual yield of 5.15%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in July 2006)	1,068,343	-0-	(155)	1,068,188[14]
HBOS Treasury Service PLC (annual yield of 5.11%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in August 2006)	2,132,277	-0-	(646)	2,131,631[14]
Sanofi –Aventis Discount (annual yield of 5.34%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in August 2006)	2,127,583	-0-	(65)	2,127,518[14]
New York Time Discount (annual yield of 5.21%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in August 2006)	2,132,022	-0-	(391)	2,131,631[14]
Sherwin Williams Co Discount (annual yield of 5.18%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in July 2006)	1,068,618	-0-	(114)	1,068,504[14]

[14] The fair value corresponds to the quotation value in foreign stock exchanges

As of June 30, 2006	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Nestle Capital Corporation Discount (con annual yield of 4.69% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2006)	**2,142,955**	**-0-**	**(253)**	**2,142,702**[15]
MCormick & Company Discount (annual yield of 5.33% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in November 2006)	**2,097,204**	**-0-**	**(2,461)**	**2,094,743**[15]
Caterplr Finance Service Discount (annual yield of 4.90% - nominal value of US$ 500,000- Bs. 1,072 million and due in July 2006)	**1,068,854**	**-0-**	**(350)**	**1,068,504**[15]
	32,815,842	**-0-**	**(7,208)**	**32,808,634**
	145,685,437	**-0-**	**(30,816)**	**145,654,621**

As of December 31, 2005	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
Held-to-maturity investment securities:		(In thousands of bolivars)		
Time deposits in foreign financial institutions- (nominal value of US$ 41,167,524, Bs. 88,288 million, annual yields between 3.75% and 4.35% and due between January and February 2006)				
Standard Chartered Bank, New York	32,281,649	-0-	-0-	32,281,649[16]
Barclays Bank PLC, Miami	31,275,981	-0-	-0-	31,275,981[16]
JP Morgan Chase Bank, New York	16,727,880	-0-	-0-	16,727,880[16]
Wachovia Bank, N.A. Miami	8,002,361	-0-	-0-	8,002,361[16]
	88,287,871	-0-	-0-	88,287,871
Obligations issued by foreign financial institutions-				
ING (US) Funding (nominal value of US$ 1,000,000 - Bs. 2,145 million-, annual yield of 4.26% and 4.29% and due in January 2006)	2,140,337	-0-	(202)	2,140,135[15]
BNP Paribas Finance (nominal value of US$ 1,000,000 -Bs. 2,145 million, annual yield of 4.36% and due in February 2006)	2,129,708	-0-	(116)	2,129,592[15]
International Bank for Reconstruction & Development (nominal value of US$ 500,000 -Bs. 1,072 million-, annual yield of 4.50% and due in November 2014)	1,069,425	-0-	(13,424)	1,056,001[15]
UBS Finance (Delaware) LLC (nominal value of US$ 272,000 -Bs. 583 million-, annual yield of 4.29% and due in February 2006)	581,117	-0-	(70)	581,047[15]
	5,920,587	-0-	(13,812)	5,906,775
Obligations issued by domestic private nonfinancial companies- (nominal value of Bs. 6,930 million, annual yields between 12.61% and 13.51% and due between March 2006 and March 2007)				
Mercantil Servicios Financieros, C.A.	6,930,000	-0-	-0-	6,930,000[16]

[15] The fair value corresponds to the quotation value in foreign stock exchanges
[16] The fair value corresponds to nominal value

As of December 31, 2005	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Obligations issued by foreign private nonfinancial companies-				
Metlife Inc. (annual yield of 4.38%- nominal value of US$ 1,000,000- Bs. 2,145 million and due in March 2006)	2,126,028	-0-	(346)	2,125,682[17]
Bellsouth Corp. (annual yield of 4.32%- nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	1,068,330	-0-	(43)	1,068,287[17]
Cargill, Inc. (annual yields of 4.27% and 4.25% - nominal value of US$ 868,000- Bs. 1,862 million and due in January 2006)	1,858,657	-0-	(192)	1,858,465[17]
Loreal Usa, Inc. (annual yield of 4.28% - nominal value of US$ 800,000- Bs. 1,716 million and due in January 2006)	1,712,017	-0-	(149)	1,711,868[17]
Walt Disney Company (annual yield of 4.23% - nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	1,070,178	-0-	(135)	1,070,043[17]
HBO Treasury Service PLC (annual yields of 4.26% and 4.28% - nominal value of US$ 1,050,000- Bs. 2,252 million and due in February 2006)	2,241,775	-0-	(361)	2,241,414[17]
Hitachi, Ltd. (annual yield of 4.16% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in February 2006)	2.142.140	-0-	(299)	2.141.841[17]
Nissan Motor Acceptance Corporation (annual yield of 4.37% - nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	1.069.061	-0-	(21)	1.069.040[17]
Sara Lee Corporation (annual yield of 4.38% - nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	1,069,313	-0-	(23)	1,069,290[17]
Sanofi-aventis (annual yield of 4.36%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in February 2006)	2,132,734	-0-	(90)	2,132,644[17]
IBM Capital Inc. (annual yield of 4.27%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2006)	2,138,270	-0-	(191)	2,138,079[17]
John Deere & Capital (annual yield of 4.37%, nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	1,069,838	-0-	(46)	1,069,792[17]
7-Eleven, Inc.. (annual yield of 4.26%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2006)	2,141,562	-0-	(222)	2,141,340[17]
American International Group, Inc. (annual yield of 4.21%, nominal value of US$ 1,000,000- Bs. 2,145 million- and due in January 2006)	2,137,130	-0-	(305)	2,136,825[17]
General Electric Capital Corp. (annual yield of 4.30%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in February 2006)	2,134,934	-0-	(254)	2,134,680[17]

[17] The fair value corresponds to the quotation value in foreign stock exchanges

As of December 31, 2005	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
Held-to-maturity investment securities:		(In thousands of bolivars)		
KFW International Finance, Inc. (annual yield of 4.20%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in January 2006)	2,143,602	-0-	(256)	2,143,346[18]
Pfizer, Inc. (annual yield of 4.23%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in January 2006)	2,140,086	-0-	(251)	2,139,835[18]
Diageo Capital PLC (annual yields of 4.36% and 4.45%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in January and March 2006)	1,067,717	-0-	(69)	1,067,648[18]
Verizon Network Funding (annual yield of 4.28%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in January 2006)	2,140,276	-0-	(190)	2,140,086[18]
Schering Plough Corporation (annual yield of 4.37%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in January 2006)	1,070,875	-0-	(80)	1,070,795[18]
Nestlé Capital Corp. (annual yield of 4.12%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in January 2006)	2,141,436	-0-	(347)	2,141,089[18]
	36,815,959	-0-	(3,870)	36,812,089
	137,954,417	-0-	(17,682)	137,936,735

Maturities for held-to-maturity investment securities are as follows:

	30-06-06		31-12-05	
	Amortized cost	**Fair market value**	Amortized cost	Fair market value
		(In thousands of bolivars)		
Due in one year or less	**144,615,852**	**144,608,485**	134,584,992	134,580,734
Due from one to five years	**-0-**	**-0-**	2,300,000	2,300,000
Due from five to ten years	**1,069,585**	**1,046,136**	1,069,425	1,056,001
	145,685,437	**145,654,621**	137,954,417	137,936,735

d. Restricted cash investment securities-

Restricted cash investment securities are composed as follows:

	30-06-06		31-12-05	
	Cost	**Market value**	Cost	Market value
		(In thousands of bolivars)		
Restricted cash investment securities:				
Other:				
Time deposits in foreign financial institutions with nominal value of US$ 1,426,157, annual yield of 4.48%, monthly due (with nominal value of US$ 1,394,689, annual yield of 3.86%, as of December 2005)				
Citibank, N.A.	**3,058,537**	**3,058,537**	2,991,049	2,991,049[19]

[18] The fair value corresponds to the quotation value in foreign stock exchanges
[19] The fair value corresponds to nominal value

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions destined to guarantee to Visa International Service Association and MasterCard International Inc. those transactions related to the license contract on the nonexclusive and free use of VISA and MASTERCARD trademarks in the credit cards.

The Bank controls the concentration risk of investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investing activities mainly in obligations issued by the BCV, which represent 79% of the total investments (76% as of December 31, 2005) and placements in foreign financial institutions, which represent 15% of the total investment securities (14% as of December 31, 2005).

NOTE 5.- Loan Portfolio:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified by the debtor's economic activity as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Commercial	**184,490,979**	196,728,837
Agriculture	**124,945,045**	120,331,091
Services	**105,218,354**	102,217,030
Construction	**78,628,435**	58,768,880
Industrial	**78,156,580**	84,366,283
Mines and hydrocarbons	**63,829,912**	19,307,979
Consumer credits	**44,963,776**	33,724,321
Miscellaneous	**125,419,932**	115,813,088
	805,653,013	731,257,509
Allowance for loan portfolio	**(12,845,952)**	(12,440,545)
	792,807,061	718,816,964

As of June 30, 2006, miscellaneous balance includes Bs. 43,315 million (Bs. 42,440 million as of December 31, 2005) corresponding to loans destined to the acquisition and remodeling of houses and Bs. 59,990 million (Bs. 51,482 million, as of December 31, 2005), mostly corresponding to debtors, the economic activity of which is the financing of insurance policies, vehicles, among other financial activities.

The loan portfolio is classified by type of credit as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Time loans	**552,665,164**	499,601,781
Installment loans	**108,735,871**	104,581,747
Current account credits	**48,183,684**	46,368,884
Consumer credits	**44,963,776**	33,724,319
Financial lease	**22,069,297**	19,836,189
Factoring	**20,946,033**	22,133,663
Letters of credit issued and traded	**8,089,188**	5,010,926
	805,653,013	731,257,509
Allowance for loan portfolio	**(12,845,952)**	(12,440,545)
	792,807,061	718,816,964

The loan portfolio is classified by type of guarantee as follows:

As of June 30, 2006	Total	Unsecured	Type of guarantee: Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	**796,319,269**	**457,520,246**	**51,564,553**	**41,144,539**	**125,843,629**	**120,246,302**
Restructured	**4,691,400**	**83,126**	**-0-**	**2,002,351**	**248,351**	**2,357,572**
Past-due	**3,542,690**	**1,743,461**	**57,633**	**1,566,816**	**148,217**	**26,563**
In litigation	**1,099,654**	**43,675**	**-0-**	**780,786**	**53,777**	**221,416**
	805,653,013	**459,390,508**	**51,622,186**	**45,494,492**	**126,293,974**	**122,851,853**
Allowance for loan portfolio	**(12,845,952)**					
	792,807,061					

As of December 31, 2005	Total	Unsecured	Type of guarantee: Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	723,892,963	411,930,758	46,797,687	58,400,532	96,056,912	110,707,074
Restructured	3,667,254	-0-	-0-	3,044,445	331,648	291,161
Past-due	2,415,764	892,563	54,310	1,408,417	10,000	50,474
In litigation	1,281,528	101,927	-0-	910,668	76,868	192,065
	731,257,509	412,925,248	46,851,997	63,764,062	96,475,428	111,240,774
Allowance for loan portfolio	(12,440,545)					
	718,816,964					

The loan portfolio is classified by maturity as follows:

As of June 30, 2006	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
				(In thousands of bolivars)			
Current	796,319,269	243,341,766	68,047,937	176,514,597	130,856,790	46,004,901	131,553,278
Restructured	4,691,400	-0-	-0-	-0-	-0-	-0-	4,691,400
Past-due	3,542,690	1,122,632	-0-	469,634	269,968	182,695	1,497,761
In litigation	1,099,654	47,306	-0-	72,021	235	7,500	972,592
	805,653,013	244,511,704	68,047,937	177,056,252	131,126,993	46,195,096	138,715,031
Allowance for loan portfolio	(12,845,952)						
	792,807,061						

As of December 31, 2005	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
			(In thousands of bolivars)				
Current	723,892,963	179,049,856	95,808,795	157,826,651	120,305,605	56,835,119	114,066,937
Restructured	3,667,254	-0-	-0-	-0-	-0-	-0-	3,667,254
Past-due	2,415,764	648,103	111	11,000	136,475	56,229	1,563,846
In litigation	1,281,528	47,294	-0-	108,288	235	7,500	1,118,211
	731,257,509	179,745,253	95,808,906	157,945,939	120,442,315	56,898,848	120,416,248
Allowance for loan portfolio	(12,440,545)						
	718,816,964						

The movement of the allowance for loan portfolio is shown as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**12,440,545**	12,528,624
Add:		
Increase in allowance-		
Allowance charged to income	**367,367**	612
Transfers of "Allowance for accrued interest receivable"	**50,262**	-0-
Reversal of allowance for loan portfolio	**436**	-0-
Less:		
Decrease in allowance-		
Loans charged off	**(11,786)**	(71,285)
Transfers to "Allowance for accrued interest receivable"	**-0-**	(17,406)
Balances, at the end of the six-month period	**12,845,952**	12,440,545

As of June 30, 2006, the allowance for loan portfolio includes general provisions amounting to approximately Bs. 8,403 million (Bs. 8,598 million, as of December 31, 2005).

During the six-month period ended June 30, 2006, the Bank recovered loan portfolio charged-off in previous six-month periods for Bs. 9 million (Bs. 227 million, as of December 31, 2005), which were recorded in the "Income from recovery of financial assets" caption.

During the six-month period ended June 30, 2006, unrecognized interests on past-due and in litigation loan portfolio amount to approximately Bs. 516 million (Bs. 628 million, as of December 31, 2005). On the other hand, the Bank collected approximately Bs. 715 million (Bs. 546 million, as of December 31, 2005), corresponding to interests recorded in memorandum accounts in prior six-month periods, related to commercial loans classified as past-due and in litigation, which were recorded as financial revenues.

As of June 30, 2006, the non-interest bearing past-due and in litigation portfolio amounts to approximately Bs. 4,642 million (Bs. 3,697 million, as of December 31, 2005).

As of June 30, 2006, the Bank reported loans destined to the microfinancial system for Bs. 34,167 million (Bs. 33,549 million, as of December 31, 2005), which exceeds the minimum level of 3% of the loan portfolio for the prior six-month period, as required by the Law-Decree of the Amendment Law of the General Law of Banks and Other Financial Institutions.

As of June 30, 2006, the Bank destined financial resources to the agricultural loan portfolio for approximately Bs. 123,576 million (Bs. 120,331 million, as of December 31, 2005). In accordance with the Partial Amendment to the Law-Decree of the Law of Credits for the Agricultural sector, the minimum level to be maintained by the Bank related to loans destined to the agricultural sector was Bs. 117,000 million, equivalent to 16% of the total gross loan portfolio at December 31 of the prior year (Bs. 116,849 million, as of December 31, 2005).

In compliance with the Special Law of Protection to the Mortgage Debtor of Dwelling, and as per Resolution N° 012 dated February 26, 2005 issued by the Ministry of Dwelling and Habitat, as of June 30, 2006, the minimum mortgage loan portfolio required for the granting of short-term loans for the construction of housing solutions was Bs. 20,475 million and long-term loans for the acquisition of dwelling was Bs. 21,938 million (Bs. 51,122 million and Bs. 21,909 million, respectively, as of December 31, 2005). The minimum short-term and long-term mortgage loan portfolio required is equivalent to 40% of 7% and 3%, respectively, of the total gross loan portfolio at December 31 year-end of the prior year. As of June 30, 2006, the Bank maintains short-term mortgage loans for construction for Bs. 556 million and long-term mortgage loans for the acquisition of dwelling for Bs. 30,676 million (Bs. 1,947 million and Bs. 29,800 million, respectively, as of December 31, 2005).

As of June 30, 2006, the loans granted to debtors of the tourism sector amount to Bs. 3,351 million and the minimum loan portfolio required of these loans is Bs. 4,570 million, calculated as provided by the Partial Amendment of the Law-Decree for the Tourism sector and Resolution N° DM/N° 037 issued on August 16, 2005 by the Ministry of Tourism. As of December 31, 2005, the Bank does not maintain loans destined to the tourism sector.

NOTE 6.- Investments in subsidiaries and affiliates:

As of June 30, 2006 and December 31, 2005, the Bank has significant control over the administration of the following financial institution:

As of June 30, 2006	Equity in the capital stock					
	N° of common shares	%	Nominal value per share	Income from equity	Company's net equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	**8,953**	**5,855,400**	**5,228,873**
Allowance for investments in subsidiaries and affiliates						**(28,301)**
						5,200,572

As of December 31, 2005	Equity in the capital stock					
	N° of common shares	%	Nominal value per share	Income from equity	Company's net equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	5,269	6,335,400	5,657,512
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,629,211

During the six-month period ended June 30, 2006, the Bank received cash dividends from its subsidiary for approximately Bs. 438 million.

A summary of the financial statements of Participaciones Vencred, S.A. is as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
ASSETS		
Cash and due from banks	**15,838**	6,885
Investment securities	**5,907,800**	6,377,392
Loan portfolio	**9,813**	11,664
Interests and commissions receivable	**-0-**	1,084
Premises and equipment	**-0-**	-0-
Other assets	**-0-**	100
Total assets	**5,933,451**	6,397,125
LIABILITIES		
Accruals and other liabilities	**78,051**	61,725
STOCKHOLDERS' EQUITY		
Paid-in capital	**5,000,000**	5,000,000
Capital reserves	**347,317**	345,317
Retained earnings	**508,083**	990,083
Total stockholders' equity	**5,855,400**	6,335,400
Total liabilities and stockholders' equity	**5,933,451**	6,397,125

	30-06-06	31-12-05
	(In thousands of bolivars)	
STATEMENTS OF INCOME		
Financial revenues	150,638	153,674
Financial expenses	-0-	-0-
Gross financial margin	150,638	153,674
Other operating income	-0-	-0-
Other operating expenses	(8,201)	(7,784)
Financial intermediation margin	142,437	145,890
Operating expenses	(132,437)	(139,990)
Gross operating margin	10,000	5,900
Miscellaneous operating income	-0-	-0-
Expenses for foreclosed assets	-0-	-0-
Miscellaneous operating expenses	-0-	-0-
Gross income before income taxes	10,000	5,900
Income taxes	-0-	-0-
Net income	10,000	5,900

NOTE 7.- Financial statements of the foreign branch:

A summary of the financial statements of the Grand Cayman branch, which have been integrated with the financial statements of the Bank is shown as follows:

	30-06-06		31-12-05	
	Bs.	US$	Bs.	US$
	(In thousands)			
ASSETS:				
Cash and due from banks	823,853	384	500,362	233
Investment securities	152,207,319	70,972	136,923,743	63,846
Loan portfolio	2,549	1	2,580	1
Interests and commissions receivable	460,070	215	264,548	123
Other assets	34,919	16	271,388	127
	153,528,710	71,588	137,962,621	64,330
LIABILITIES:				
Customers' deposits	134,560,769	62,743	119,432,031	55,690
Other borrowings	2,275,465	1,061	1,912,506	892
Interests and commissions payable	1,574	1	460	-0-
Accruals and other liabilities	63,843	30	56,612	26
	136,901,651	63,835	121,401,609	56,608
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	16,627,059	7,753	16,561,012	7,722
	153,528,710	71,588	137,962,621	64,330
STATEMENTS OF INCOME:				
Financial revenues	3,362,377	1,568	2,686,849	1,253
Financial expenses	(631,767)	(295)	(544,052)	(254)
	2,730,610	1,273	2,142,797	999
Income from recovery of financial assets	436	-0-	-0-	-0-
Expenses for uncollectible and impaired financial assets	(389)	-0-	(612)	-0-
Other operating income	280,102	131	286,291	133
Other operating expenses	(133,319)	(62)	(361,158)	(168)
Operating expenses	(375,576)	(175)	(357,822)	(167)
Other (expense) income, net	(291,217)	(136)	64,604	30
	(519,963)	(242)	(368,697)	(172)
Net income for the six-month period	2,210,647	1,031	1,774,100	827

NOTE 8.- Foreclosed assets:

Foreclosed assets shown in the balance sheets are represented by:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Assets received in payment	**4,886**	418,768
Works in process received in payment	**900,000**	900,000
Idle assets	**2,860**	2,860
	907,746	1,321,628
Allowance for foreclosed assets	**(480,574)**	(558,979)
	427,172	762,649
Other-		
Participación Corporación Galería Los Naranjos, C.A.	**6,207,638**	6,466,664
Allowance for other foreclosed assets	**(45,426)**	(45,426)
	6,162,212	6,421,238
	6,589,384	7,183,887

The Bank charged off fully-amortized foreclosed assets for Bs. 831 million for the six-month period ended December 31, 2005.

During the six-month period ended June 30, 2006, the Bank sold foreclosed assets with a net book value of Bs. 137 million, which generated a realized gain on sale of assets for Bs. 942 million (Bs. 2,960 million for December 31, 2005 for the sale of fully amortized and disclosed assets in prior six-month periods), which are shown in the income for the six-month period in the "Income from foreclosed assets" account, and an unrealized gain on installment sales for Bs. 150 million (Bs. 179 million for December 31, 2005), shown in the "Accruals and other liabilities" caption.

In addition, for the six-month period ended June 30, 2006, the Bank reported realized gains for Bs. 433 million (Bs. 385 million for December 31, 2005) with credit to deferred gain on sale of assets shown in the "Accruals and other liabilities" caption for the collection of loans related to sales made in prior six-month periods. Such gains are reported in the "Income from foreclosed assets" account.

The equity in Corporación Galería Los Naranjos, C.A. corresponds to an association agreement for the construction and placement of the mall "Centro Comercial Galería Los Naranjos" on which the bank has a-50% equity. During the six-month period ended June 30, 2006, the Bank received approximately Bs. 259 million (Bs. 163 million during the second

six-month period of 2005) as reimbursement of contributions made by the Bank to such association.

During the six-month period ended December 31, 2005, the Bank sold a portion of its rights on the association agreement for the construction and placement of the mall Centro Comercial Galería Los Naranjos, the book value of which was Bs. 283 million, which generated a realized gain of Bs. 2,656 million shown in the "Income from foreclosed assets" account.

During the six-month period ended June 30, 2006, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 199 million (Bs. 244 million for the six-month period ended December 31, 2005).

NOTA 9.- Premises and equipment:

Premises and equipment shown in the balance sheets are represented by:

	30-06-06	31-12-05	Estimated useful life (years)
	(In thousands of bolivars)		
Buildings and facilities	**22,455,257**	22,455,257	40
Computers	**6,795,660**	6,673,943	3
Furniture	**2,815,657**	2,815,657	10
Other equipment	**15,622,278**	15,451,218	3
	47,688,852	47,396,075	
Accumulated depreciation	**(22,011,529)**	(19,929,516)	
	25,677,323	27,466,559	
Land	**924,150**	924,150	
Other assets	**11,039**	11,039	
	26,612,512	28,401,748	

As of June 30, 2006, the Bank acquired furniture, computers and other equipment for Bs. 305 million (Bs. 1,102 million as of December 31, 2005).

As of June 30, 2006, the Bank recognized expenses for depreciation of premises and equipment for Bs. 2,082 million (Bs. 2,114 million as of December 31, 2005).

NOTA 10.- Other assets:

Other assets shown in the balance sheets are as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Deferred expenses (net of accumulated amortization for Bs. 4,664 million and Bs. 4,067 million, respectively)	**7,010,055**	8,307,990
Recoverable expenditures	**3,114,386**	1,485,105
Prepaid taxes	**2,622,618**	8,436,736
Prepaid expenses:		
Maintenance contracts and other services	**394,372**	291,774
Advertising and marketing expenses	**266,823**	422,966
Insurance premiums	**259,838**	378,807
Other prepaid expenses	**188,067**	140,331
Items to be applied	**703,099**	1,056,129
Transactions of Suiche 7B network ATM	**686,091**	671,664
Stock of stationery and numismatics	**675,284**	147,488
Advances to suppliers	**397,001**	314,235
Assets for lease (net of accumulated depreciation for Bs. 832 million for both six-month periods)	**-0-**	1,106
Other	**470,678**	562,581
	16,788,312	22,216,912
Allowances for other assets	**(106,343)**	(114,483)
	16,681,969	22,102,429

As of June 30, 2006, the “Deferred expenses" account is mainly composed of balances net of amortization of the mercantile goodwill for Bs. 3,357 million (Bs. 3,468 million, as of December 31, 2005), resulting from the absorption merger of Venezolano de Crédito, S.A. with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero performed in 2002. In addition, this account includes Bs. 3,287 million (Bs. 4,219 million, as of December 31, 2005), net of amortization, corresponding to improvements and facilities made to the Bank's leased or owned branches and agencies, and its main office (see Note 21).

The account “Recoverable expenditures" includes approximately Bs. 3,067 million (Bs. 1,168 million as of December 31, 2005), that corresponds to payments to suppliers on account of the Bank's customers, which were collected during the first days of the month following year-end.

“Prepaid taxes" are mainly composed of value-added tax credits amounting to Bs. 914 million (Bs. 927 million for December 2005), prepaid taxes for value-added tax withholdings for Bs. 1,438 million (Bs. 886 million for December 2005), and other minor amounts for

reimbursements requested to the Tax Administration (SENIAT) for income taxes, municipal taxes and property tax. As of December 31, 2005, "Prepaid taxes" include taxes paid in advance reflected in the estimated income tax return for Bs. 6,365 million.

The "Items to be applied" account is mainly composed of debit card transactions carried out by customers, which were regularized during the first days of the month following the six-month period closing. During the six-month period ended December 31, 2005, the Bank wrote off Bs. 506 million for unrecovered clearing items.

The "Advances to suppliers" account is mainly composed of disbursements made for the facilities of the agencies and counters of the Bank, acquisitions and installations of software or equipment. During the six-month period ended December 31, 2005, the Bank reclassified the remodeling completed and made to the Operating Center of Boleíta from "Advances to suppliers" to "Deferred expenses".

The "Other" item includes insurance premiums receivable from employees, lease receivable, value-added tax receivable from customers for financial leasing, among other less significant concepts.

During the six-month period ended June 30, 2006, the Bank recognized expenses for amortization of deferred charges and assets for lease for Bs. 1,565 million (Bs. 1,517 million for the second six-month period of 2005).

The movement of the allowance for other assets is composed as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**114,483**	614,792
Add: increases in allowance-		
Allowance charged to income	**-0-**	6,183
Other	**1,792**	-0-
	1,792	6,183
Less: decrease in allowance		
Write off	**(9,932)**	(506,492)
Balances, at the end of the six-month period	**106,343**	114,483

NOTE 11.- Customers' deposits:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	30-06-06		31-12-05	
	Rates denominated in Bs.	**Rates denominated in US$**	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	1% - 1.50%	1.25%	1% - 1.50%	1%
Other demand obligations	0.50%	-0-	0.50%	-0-
Savings deposits	6.50%	-0-	6.50%	-0-
Time deposits	10%	1.88%	10% - 11%	1.25% - 1.63%
Restricted customers' deposits	6.50%	1.25%	6.50%	1%

As of June 30, 2006, "Other demand obligations" are mainly represented by cashier's checks sold for Bs. 48,675 million (Bs. 17,543 million, as of December 31, 2005), funds received from the Bank's trust for Bs. 7,426 million (Bs. 10,998 million, as of December 31, 2005) and drafts and transfers payable for Bs. 4,704 million (Bs. 2,751 million, as of December 31, 2005).

As of June 30, 2006, "Restricted customers' deposits" include Bs. 79,170 million, corresponding to idle savings deposits and current accounts in local and foreign currency (Bs. 28,107 million, as of December 31, 2005) and Bs. 49,896 million, corresponding to the total of restricted customers' deposits in foreign currency that guarantee current account credits, among other credit transactions (Bs. 43,764 million, as of December 31, 2005).

The maturities of "Customers' deposits" are shown in Note 18.

NOTE 12.- Other borrowings:

Other borrowings shown in the balance sheets consist of the following:

	30-06-06		31-12-05	
	Bs.	**Interest rate**	Bs.	Interest rate
	(In thousands)		(In thousands)	
Obligations with domestic financial institutions due in one year or less:				
Overdrafts in demand deposits	**31,784,317**	-0-	18,364,514	-0-
Demand deposits	**9,578,028**	5.2%	9,020,186	6%
Borrowings from other financial institutions	**30,613,440**	4% - 5.25%	-0-	-0-
Other	**922,252**	-0-	1,091,665	-0-
	72,898,037		28,476,365	

	30-06-06		31-12-05	
	Bs.	**Interest rate**	Bs.	Interest rate
Obligations with foreign financial institutions due in one year or less:				
Overdrafts in demand deposits	**2,275,465**	-0-	1,912,506	-0-
Demand deposits	**280,761,613**	1% - 1.50%	4,082,709	2%
Borrowings from foreign financial institutions	**-0-**	-0-	6,433,800	5.71%
	283,037,078		12,429,015	
Obligations for other borrowings due over one year	**1,124,776**	11.75%	738,557	7.04%-7.86%
	357,059,891		41,643,937	

"Obligations for other borrowings due over one year" correspond to funds received from Fondo de Crédito Industrial (FONCREI) destined to special borrowing programs for the small and medium industry.

As of December 31, 2005, "Obligations with foreign financial institutions due over one year" corresponds to an unsecured loan received for US$ 3 million, payable on demand at a LIBOR annual interest rate at three months plus 1.50%. This loan was fully paid during the first six-month period of 2006.

As of June 30, 2006 and December 31, 2005, other borrowings are due in 180 days or less, except for the "Obligations for other borrowings due over one year" that are due between 4 and 7 years (see Note 18).

NOTE 13.- Accruals and other liabilities:

Accruals and other liabilities shown in the balance sheets are represented by:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Provision for income taxes	**13,123,540**	26,628,424
Items to be applied	**10,202,642**	7,458,466
Profit-sharing payable to employees	**7,411,319**	6,701,753
Provisions for contingencies	**6,684,475**	6,816,045
Checks removed from the system (include US$ 202,584 and US$ 202,397, respectively)	**5,935,701**	4,920,989
Deferred income	**4,129,820**	4,591,637
Statutory earnings payable	**3,553,686**	3,071,932
Provision for contracted services	**3,358,093**	2,644,830
Accrual for labor indemnities	**1,729,604**	1,568,563
Dividends payable	**1,593,683**	1,385,787
Vacation bonus payable	**1,500,701**	1,309,731

	30-06-06	31-12-05
	(In thousands of bolivars)	
Provision for contingent loans (see Note 16)	**1,310,651**	1,505,960
Provisions for retirement pension plan (see Note 20)	**1,188,150**	7,047,841
Mandatory social security payable	**949,551**	788,294
Income taxes withheld to third parties payable:		
Withheld tax on bank transactions	**-0-**	493,846
Withheld value-added tax	**314,616**	436,234
Withheld income taxes	**261,577**	261,437
Provisions for claims	**354,475**	240,307
Provision for integral anti-money laundering prevention	**101,333**	1,972
Other	**2,091,377**	1,358,183
	65,794,994	79,232,321

As of June 30, 2006, the "Items to be applied" account includes Bs. 6,436 million (Bs. 3,142 million, as of December 31, 2005), received from customers in its condition of exchange operator for the purchase and sale of dollars related to imports and exports, which were settled by the BCV in July and January 2006, respectively. Additionally, as of June 30, 2006, this account includes Bs. 1,386 million (Bs. 1,577 million as of December 31, 2005), and advances received to guarantee the sale of real estate granted in payment of credits for Bs. 2,162 (Bs. 2,500 million as of December 31, 2005).

The profit-sharing payable to employees and statutory earnings are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

The account "Checks removed from the system" corresponds to cashiers' checks issued by the Bank to its customers with an aging over one year, which have been removed from the system for control purposes.

As of June 30, 2006 and December 31, 2005, the "Provisions for contingencies" item includes the estimations made by Management to cover future tax, labor and/or civil contingencies, among others (see Note 21).

During the six-month period ended June 30, 2006, the Bank reversed allowances for contingent loans considered in excess for Bs. 195 million of the allowance for contingent portfolio, which was recorded in the "Income from recovery of financial assets" caption.

As of June 30, 2006 and December 31, 2005, deferred income is composed as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Deferred income from sale of assets	**2,994,473**	3,318,063
Lease collected in advance	**478,911**	634,194
Financial interest collected in advance	**413,680**	497,311
Deferred lease receivable	**121,755**	2,177
Interest not collected on current loans	**68,903**	74,864
Interests capitalized on restructured loan portfolio	**29,770**	38,589
Proceeds from purchase of mortgage loans	**22,328**	26,439
	4,129,820	4,591,637

As of June 30, 2006 and December 31, 2005, the "Deferred income from sale of assets" account corresponds to the unrealized gain obtained from the installment sale of assets. The corresponding borrowings granted are recorded in the "Loan portfolio" caption.

NOTE 14.- Stockholders' equity:

a. Paid-in capital-

As of June 30, 2006 and December 31, 2005, the Bank's subscribed and paid-in capital stock amounts to Bs. 50,400 million, composed of 100,800,000 fully paid common shares with a nominal value of Bs. 500 each.

b. Capital reserves-

As provided by the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period until the legal reserve reaches 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 100% of the capital stock. Additionally, the Bank's bylaws provide that once that limit reaches 100% of the capital stock, the Bank will continue reserving 5% of the liquid benefits for each six-month period. As of June 30, 2006 and December 31, 2005, the Bank transferred Bs. 2,041 million and Bs. 1,851 million, respectively to the legal reserve equivalent to 5% of liquid benefits obtained during each six-month period.

c. Retained earnings-

On December 28, 1999, the SUDEBAN issued Resolution Nº 329-99 through which it required the reclassification of 50% of the semi-annual income and 50% of the balance of

the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999 to the "Restricted undistributed earnings" account. The amounts included in the latter account could not be available to be distributed as cash dividends and could only be used for capital stock increases.

On August 9, 2002, the Bank filed a nullification appeal together with a request of innominate cautionary measure against the Resolution Nº 329-99, dated December 28, 1999 before the First Court in Contentious Administrative matters. On August 14, 2002, the Court granted the innominate cautionary measure requested by the Bank; accordingly, it ordered to the Regulating entity to abstain from the application of such resolution and thus abstain from adopting measures based thereon until the main nullification appeal requested is decided. In sentence dated April 25, 2006, the Court revoked the cautionary measure issued on August 14, 2002, that benefited the Bank from 2002, thus beginning the application of such resolution from the date of the sentence. In virtue thereof, for the six-month period ended June 30, 2006, the Bank transferred Bs. 15,397 million equivalent to 50% of the income for the six-month period to the "Restricted undistributed earnings" account, thus stopping restricting Bs. 5,030 million mainly corresponding to the retained earnings from prior years, which are shown in "Available undistributed earnings" and are not available for sharing dividends. Such amount was restricted in July 2006.

During the regular Stockholders' meeting held on February 14, 2006, the stockholders approved to declare two cash dividends of Bs. 10 per share, equivalent to Bs. 2,016 million, and one extraordinary cash dividend of Bs. 250 per share, equivalent to Bs. 25,200 million, payable on March 3, 2006, with charge to Available undistributed earnings as of December 31, 2005.

During the regular Stockholders' meeting held on August 12, 2005, the stockholders approved two cash dividends of Bs. 10 per share, equivalent to Bs. 2,016 million, based on income generated during the six-month period ended June 30, 2005, and one extraordinary cash dividend of Bs. 465 per share, equivalent to Bs. 46,872 million payable on August 26, 2005, with charge to Available undistributed earnings as of June 30, 2005. Additionally, the Stockholders authorized the Executive Committee to declare an additional extraordinary cash dividend.

On November 1, 2005, the Executive Committee declared an extraordinary dividend of Bs. 100 per share, equivalent to Bs. 10,080 million, payable on November 16, 2005, with charge

to Available undistributed earnings as of June 30, 2005, as authorized by the Stockholders' Meeting held on August 12, 2005.

The Restricted undistributed earnings are composed as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Retained earnings – foreign agency	**15,554,759**	15,488,712
Accumulated unrealized gain from valuation of gold in coins	**349,827**	349,827
Accumulated unrealized gain from equity in affiliate	**697,961**	1,126,601
Restricted earnings as per Resolution Nº 329-99	**15,396,815**	-0-
	31,999,362	16,965,140

During the six-month period ended June 30, 2006, the Bank restricted the net income generated by its foreign agency for Bs. 2,211 million (Bs. 1,774 million as of December 31, 2005), and the unrealized gain from equity in affiliate for Bs. 9 million (Bs. 5 million, as of December 31, 2005). Pursuant to current regulations, these amounts are not available for their distribution as dividends until the affiliate declares the related dividend or the Branch sends to the Main Office the retained earnings generated in prior periods.

During the six-month period ended June 30, 2006, the Bank transferred the available earnings amounting to Bs. 2,582 million, from the Restricted undistributed earnings to Available undistributed earnings, which correspond to dividends received from its subsidiary for Bs. 438 million and remittances received from its Branch for US$ 1 million (Bs. 2,145 million), provided from earnings generated in prior periods.

d. Risk capital indexes-

As of June 30, 2006 and December 31, 2005, the indexes maintained, which are calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	30-06-06		31-12-05	
	Index maintained	**Index required**	Index maintained	Index required
Risk capital – Global	**15.49%**	**12%**	15.92%	12%
Stockholders' equity / total assets	**9.50%**	**8%**	10.52%	10%

NOTE 15.- Other operating income:

Other operating income shown in the statements of income is composed as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Commissions for services	**28,265,235**	28,139,701
Income from exchange difference (Note 23)	**668,112**	551,632
Income from equity (Note 6)	**8,953**	5,269
Income from sale of investment securities	**1,142**	1,139,356
	28,943,442	29,835,958

Income from exchange difference mainly provides from arbitration transactions of foreign currencies and valuation of gold in coins at year-end.

NOTE 16.- Memorandum accounts:

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Contingent debit accounts:		
Guarantees granted	**115,392,813**	114,511,066
Lines of credit immediately available	**167,951,194**	133,198,209
Letters of credit issued not traded	**14,678,942**	28,162,788
Letters of credit confirmed not traded	**322,500**	518,642
	298,345,449	276,390,705
Trust assets	**2,844,306,107**	2,779,697,013
Commissions and trusts	**96,807,201**	96,807,201
Other debit memorandum accounts-		
Custodials received	**1,567,835,080**	1,098,183,056
Guarantees received	**1,122,112,404**	1,144,372,061
Collections	**9,086,235**	8,598,693
Other record accounts	**94,134,928**	255,717,764
	2,793,168,647	2,506,871,574
	6,032,627,404	5,659,766,493

a. Contingent debit accounts-

Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments in order to meet its clients' financial needs. As of June 30, 2006 and December 31, 2005, these instruments mainly consist of guarantees, lines of credit and letters of credit for Bs. 298,345 million and Bs. 276,391 million, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the nominal value of the contracts if the other parties involved in the financial instrument fail to comply with the terms of the contracts. The Bank controls the credit risk of these instruments by establishing mechanisms of credit approvals, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of June 30, 2006 and December 31, 2005, the provisions for contingent portfolio amount to approximately Bs. 1,311 million and Bs. 1,506 million, respectively, and are recorded in the "Accruals and other liabilities" caption.

b. Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
ASSETS:		
Cash and due from banks	**7,872,524**	11,086,328
Investment securities	**251,121,288**	222,705,886
Loan portfolio	**309,962,143**	267,887,955
Interests and commissions receivable	**1,819,949**	3,992,122
Assets received for administration	**1,054,689**	1,055,262
Other assets	**2,272,475,514**	2,272,969,460
	2,844,306,107	2,779,697,013
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other accounts payable and other liabilities	**1,811,754**	1,785,046
Stockholders' equity	**2,842,494,353**	2,777,911,967
	2,844,306,107	2,779,697,013

Trust assets are classified by purpose and type of contracting entity as follows:

As of June 30, 2006:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	**10,004,512**	**-0-**	**-0-**	**-0-**	**10,004,512**
Guarantee	**2,292,241,918**	**-0-**	**-0-**	**-0-**	**2,292,241,918**
Administration	**541,316,248**	**176,686**	**70,411**	**496,332**	**542,059,677**
	2,843,562,678	**176,686**	**70,411**	**496,332**	**2,844,306,107**

As of December 31, 2005:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	6,212,281	-0-	-0-	-0-	6,212,281
Guarantee	2,275,698,481	-0-	-0-	-0-	2,275,698,481
Administration	497,062,455	170,305	67,886	485,605	497,786,251
	2,778,973,217	170,305	67,886	485,605	2,779,697,013

As of June 30, 2006 and December 31, 2005, funds granted in trust by private entities represent 99.97% of the total of trusted funds.

Trusts' investment securities-

As of June 30, 2006 and December 31, 2005, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Local currency	**233,192,999**	204,011,619
Foreign currency	**17,928,289**	18,694,267
	251,121,288	222,705,886

Trusts' investments for the periods ended June 30, 2006 and December 31, 2005, are presented as follows:

	30-06-2006		31-12-05	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Investment securities issued and/or guaranteed by the Government-				
Treasury bills, with annual yields ranging between 6.88% and 7.10%, nominal value of Bs. 21,000 million and due from 61 to 89 days, for June 2006 (annual yields ranging between 8% and 11.84%, nominal value of Bs. 49,400 million and due from 11 to 130 days, for December 2005).	**20,674,549**	**20,671,164[20]**	48,578,496	48,729,054[20]
National Public Debt Bonds, with annual yields ranging between 9.75% and 10.05%, nominal value of Bs. 1,700 *million* and due from 468 to 1,176 days, for June 2006 (annual yields ranging between 10.57% and 11.95%, nominal value of Bs. 1,700 million and due from 649 to 1,357 days, for December 2005).	**1,687,026**	**1,794,800[20]**	1,683,706	1,779,050[20]
	22,361,575	**22,465,964**	50,262,202	50,508,104
Time deposits in foreign financial institutions-[21]				
Barclays Bank, PLC, with annual yields ranging between 5.14% and 5.20%, nominal value of US$ 4,867,397 and due from 6 to 27 days, for June 2006 (annual yields ranging between 4.20% and 4.25%, nominal value of US$ 4,957,701 and due from 3 to 27 days, for December 2005).	**10,438,619**	**10,438,619[22]**	10,632,286	10,632,286[22]
Bank of America, N.T., with annual yield of 4.31%, nominal value of US$ 2,033,132 and due at 3 days, for June 2006 (annual yield of 3.44%, nominal value of US$ 2,320,174 and due at 2 days, for December 2005).	**4,360,255**	**4,360,255[22]**	4,975,846	4,975,846[22]
	14,798,874	**14,798,874**	15,608,132	15,608,132
Obligations issued by foreign public nonfinancial entities-[21]				
Federal Home Loan Bank, with annual yield of 4.83%, nominal value of US$ 1,084,000 and due at 35 days, for June 2006 (annual yield of 3.95%, nominal value of US$ 1,056,000 and due at 34 days, for December 2005).	**2,313,955**	**2,314,053[23]**	2,256,329	2,256,545[23]
Obligations issued by foreign private nonfinancial companies-[21]				
WalMart Stores Inc., with annual yield of 8%, nominal value of US$ 144,000 and due at 77 and 258 days, for June 2006 and December 2005, respectively.	**312,125**	**310,110[23]**	319,889	315,073[23]
Costco Wholesale Corporation, with annual yield of 5.50%, nominal value of US$ 117,000 and due at 258 and 439 days, for June 2006 and December 2005, respectively.	**255,028**	**250,175[23]**	257,911	252,391[23]
International Business Machs Corp, with annual yield of 6.45%, nominal value of US$ 112,000 and due at 397 and 578 days, for June 2006 and December 2005, respectively.	**248,307**	**242,597[23]**	252,006	246,652[23]
	815,460	**802,882**	829,806	814,116

[20] The fair value is equivalent to the current value of discounted future cash flows
[21] It corresponds to Customer-directed trusts
[22] The fair value corresponds to nominal value
[23] The fair value corresponds to the quotation value in foreign stock exchanges

	30-06-2006		31-12-05	
	Amortized or acquisition cost	Fair market value	Amortized or acquisition cost	Fair market value
Banco Mercantil, S.A. Banco Universal, with annual yields ranging between 10% and 10.06%, nominal value of Bs. 8,376 million and due from 2 to 67 days, for December 2005	-0-	-0-	8,375,533	8,375,533[26]
Banco Plaza, S.A. with annual yields ranging between 7% and 10%, nominal value of Bs. 3,073 million and due from 4 to 26 days, for June 2006 (annual yield of 13.50%, nominal value of Bs. 2,012 million and due from 46 to 51 days, for December 2005).	3,073,301	3,073,301[26]	2,012,375	2,012,375[26]
	3,073,301	3,073,301	102,329,612	102,229,612
Other obligations-				
Banco Exterior, C.A. Banco Universal, with annual yield of 8%, nominal value of Bs. 27,330 million and due from 4 to 27 days, for June 2006.	27,329,862	27,329,862[26]	-0-	-0-
Banco del Caribe, C.A. Banco Universal, with annual yield of 8%, nominal value of Bs. 28,031 million and due from 4 to 27 days, for June 2006.	28,031,498	28,031,498[26]	-0-	-0-
Banco Provincial, C.A. Banco Universal, with annual yield of 7%, nominal value of Bs. 32,156 million and due from 4 to 26 days, for June 2006.	32,156,122	32,156,122[26]	-0-	-0-
ABN AMRO BANK, with annual yields ranging between 6.5% and 7%, nominal value of Bs. 13,100 million and due from 18 to 19 days, for June 2006.	13,100,000	13,100,000[26]	-0-	-0-
Corp Banca, C.A. Banco Universal, with annual yield of 7%, nominal value of Bs. 4,300 million and due at 11 days, for June 2006	4,300,000	4,300,000[26]	-0-	-0-
Banco de Venezuela, S.A. Banco Universal, with annual yields ranging between 8% and 10%, nominal value of Bs. 32,770 million and due from 4 to 18 days, for June 2006	32,769,916	32,769,916[26]	-0-	-0-
Banco Mercantil, S.A. Banco Universal, with annual yield of 7%, nominal value of Bs. 4,876 million and due from 7 to 13 days, for June 2006	4,876,222	4,876,222[26]	-0-	-0-
	142,563,620	142,563,620	-0-	-0-
	251,121,288	251,213,197	222,705,886	222,936,314

Maturities for investment securities are as follows:

	30-06-06		31-12-05	
	Amortized or acquisition cost	Fair market value	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	239,945,827	239,940,525	204,692,375	204,843,149
Due from six months to one year	8,240,128	8,235,275	6,514,900	6,514,900
Due from one to five years	2,935,333	3,037,397	11,498,611	11,578,265
	251,121,288	251,213,197	222,705,886	222,936,314

As of June 30, 2006, investment securities are 57% mainly concentrated on time deposits in domestic financial institutions, and 26% concentrated on commercial papers and obligations issued by domestic private nonfinancial companies. As of December 31, 2005, investment

[26] The fair value corresponds to nominal value

securities are 46% mainly concentrated on time deposits in domestic financial institutions, 23% concentrated on investment securities issued and/or guaranteed by the Government and 23% concentrated on commercial papers and obligations issued by domestic private nonfinancial companies.

Trust loan portfolio-

The trust loan portfolio is mainly composed of loans granted to beneficiaries, which amounts to Bs. 309,962 million (Bs. 267,888 million, as of December 31, 2005).

As of June 30, 2006 and December 31, 2005, loans to beneficiaries are classified as normal risk according to parameters provided by Resolution N° 009-1197 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions", considering for those social interest trusts the particular conditions set forth therefor.

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	30-06-06	31-12-05
	In thousands of bolivars	
Mortgage guarantee	**46,745,588**	32,524,361
Chattel guarantee	**51,054,872**	51,869,855
Dominion reserve	**17,284,234**	15,558,153
Collateral and guarantees	**1,173,914**	1,419,325
Guarantees on monies	**193,703,535**	166,516,261
	309,962,143	267,887,955

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trusters in savings and loan entities or funds managed by the trust.

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, acquisition of vehicles and transportation vehicles and other, such as school pensions or medical services expenses.

Loans to beneficiaries are classified by maturity as follows:

	30-06-06	31-12-05
	In thousands of bolivars	
Due in 6 months or less	**9,500,265**	5,689,039
Due from 6 to 12 months	**3,998,079**	5,156,913
Due from 12 to 24 months	**13,516,686**	9,409,256
Due over 24 months	**68,316,126**	56,916,081
Undefined maturity	**214,630,987**	190,716,666
	309,962,143	267,887,955

As of June 30, 2006 and December 31, 2005, the loans to beneficiaries classified as Undefined maturity mainly correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual relationship with the truster.

As of June 30, 2006 and December 31, 2005, the loans to beneficiaries are mainly composed of loans guaranteed with labor indemnities granted to trusters and loans granted with funds of customer-directed trusts, which have been created by trusters for the purpose of granting borrowing programs for the acquisition, improvement or repair of housing to its employees (trust beneficiaries), which are guaranteed through real estate mortgages. Trust contracts release the Bank from loan risk losses.

Under Article N° 51 of the Decree-Law of the General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust institution. As of June 30, 2006 and December 31, 2005, the total of trusted funds does not exceed such equity ratio upon exclusion of the guarantee trust mentioned below.

On May 2, 2002, the First Court in Contentious Administrative matters granted an innominate cautionary measure to Venezolano de Crédito, S.A. Banco Universal, which requested the authorization to exclude the guarantee trust from the calculation basis, which amounts to Bs. 2,254,881 million, as it does not represent a risk loss for the Bank and, accordingly, it was ordered to the SUDEBAN the abstention of requesting the inclusion of the guarantee trust contracted by the Bank in the calculation of the Trusted Funds to the stockholders' equity ratio referred to in Article No. 51 of the Decree of the General Law of Banks and Other Financial Institutions, while the lawsuit of nullification filed by the Bank against such article lasts.

On April 25, 2006, the Court invalidated the nullification appeal filed and abrogated the cautionary measure decreed by this Court on May 2, 2002. Therefore, on May 3 and June 30, 2006, the Bank communicated its renounce to the trust contract to the truster and requested the designation of a new trustee to transfer the trusted assets thereto. To date, the Bank is waiting for the truster's instructions on the transfer of trusted assets and estimates it will be completed during the first months following year-end.

c. Commissions and other trusts-

On July 3, 2003, the Bank was designated as Commission Agent of a Multilateral Entity. The commission contract sets forth that the principal has delivered 96,807,201 shares of a company (the borrower), with a nominal value of Bs. 1,000 each in order that the Bank maintain these in custody on behalf of the multilateral entity for the purpose of guaranteeing a borrowing granted to the borrower.

NOTE 17.- Fair value of financial instruments:

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might negotiate its financial instruments in the market.

As of June 30, 2006 and December 31, 2005, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.
b. Investment securities, including investments in shares of unconsolidated subsidiaries:
    - Investment securities listed on the stock exchange: the market price effective at the end of the six-month period is considered as fair value.
    - Shares in subsidiaries: fair value is considered as equity value in accordance with the subsidiary's financial statements.
    - Deposits in banks and other financial institutions: the nominal value of these short-term instruments is similar to fair value.

- Debt securities not listed on the stock exchange: the fair value of investment securities issued by Banco Central de Venezuela is equivalent to nominal value since they are short-term investments, while in medium-term obligations the fair value is similar to book value since such investments adjust their interest rates on a monthly basis.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured loans) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in-litigation loans), totally or partially provisioned or non-interest bearing, is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at year-end, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	30-06-06		31-12-05	
	Book value	**Fair value**	Book value	Fair value
	(In thousands of bolivars)			
ASSETS:				
Cash and due from banks	**376,325,295**	**376,325,295**	268,563,192	268,563,192
Investment securities	**781,743,855**	**781,713,039**	656,555,630	656,537,948
Loan portfolio	**792,807,061**	**801,210,480**	718,816,964	727,414,570
Interests and commissions receivable	**12,604,809**	**12,604,809**	11,465,473	11,465,473
Investments in subsidiaries, affiliates and branches	**5,200,572**	**5,228,873**	5,629,211	5,657,512
	1,968,681,592	**1,977,082,496**	1,661,030,470	1,669,638,695
LIABILITIES:				
Customers' deposits	**1,395,365,867**	**1,395,365,867**	1,410,946,922	1,410,946,922
Other borrowings	**357,059,891**	**357,059,891**	41,643,937	41,643,937
Other financial intermediation obligations	**7,966,639**	**7,966,639**	4,987,600	4,987,600
Interests and commissions payable	**537,675**	**537,675**	1,123,808	1,123,808
	1,760,930,072	**1,760,930,072**	1,458,702,267	1,458,702,267
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	**298,345,449**	**298,345,449**	276,390,705	276,390,705
Trust assets	**2,844,306,107**	**2,844,397,918**	2,779,697,013	2,779,927,442
Other trusts	**96,807,201**	**96,807,201**	96,807,201	96,807,201
Other debit memorandum accounts	**2,793,168,647**	**2,793,168,647**	2,506,871,574	2,506,871,574
Investments transferred	**382,028,138**	**382,028,138**	-0-	-0-
	6,414,655,542	**6,414,747,353**	5,659,766,493	5,659,996,922

NOTE 18.- Maturity of assets and liabilities:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of June 30, 2006:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	376,325,295	-0-	-0-	-0-	-0-	376,325,295
Investment securities						
Placements with BCV and interbank transactions	629,642,882	-0-	-0-	-0-	-0-	629,642,882
Available-for-sale investment securities	3,356,999	-0-	-0-	-0-	-0-	3,356,999
Held-to-maturity investment securities	142,315,852	2,300,000	-0-	-0-	1,069,585	145,685,437
Restricted cash investment securities	3,058,537	-0-	-0-	-0-	-0-	3,058,537
Loan portfolio, net	638,648,835	31,227,448	11,354,013	10,554,919	101,021,846	792,807,061
Interests and commissions receivable	12,604,809	-0-	-0-	-0-	-0-	12,604,809
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,200,572	5,200,572
	1,805,953,209	33,527,448	11,354,013	10,554,919	107,292,003	1,968,681,592
LIABILITIES:						
Customers' deposits	1,395,365,867	-0-	-0-	-0-	-0-	1,395,365,867
Other borrowings	355,935,115	-0-	-0-	-0-	1,124,776	357,059,891
Other financial intermediation obligations	7,966,639	-0-	-0-	-0-	-0-	7,966,639
Interests and commissions payable	537,675	-0-	-0-	-0-	-0-	537,675
	1,759,805,296	-0-	-0-	-0-	1,124,776	1,760,930,072

As of December 31, 2005:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	268,563,192	-0-	-0-	-0-	-0-	268,563,192
Investment securities						
Placements with BCV and interbank transactions	513,271,963	-0-	-0-	-0-	-0-	513,271,963
Available-for-sale investment securities	2,338,201	-0-	-0-	-0-	-0-	2,338,201
Held-to-maturity investment securities	131,084,992	3,500,000	2,300,000	-0-	1,069,425	137,954,417
Restricted cash investment securities	2,991,049	-0-	-0-	-0-	-0-	2,991,049
Loan portfolio, net	544,518,448	55,930,854	583,327	13,040,642	104,743,693	718,816,964
Interests and commissions receivable	11,465,473	-0-	-0-	-0-	-0-	11,465,473
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,629,211	5,629,211
	1,474,233,318	59,430,854	2,883,327	13,040,642	111,442,329	1,661,030,470
LIABILITIES:						
Customers' deposits	1,410,867,922	79,000	-0-	-0-	-0-	1,410,946,922
Other borrowings	40,951,950	-0-	-0-	-0-	691,987	41,643,937
Other financial intermediation obligations	4,987,600	-0-	-0-	-0-	-0-	4,987,600
Interests and commissions payable	1,123,808	-0-	-0-	-0-	-0-	1,123,808
	1,457,931,280	79,000	-0-	-0-	691,987	1,458,702,267

NOTE 19.- Tax regime:

a. Book to tax reconciliation of income tax expense-

The Bank's fiscal year ends December 31. The Bank presents its income tax returns on an annual basis and estimates the income tax expense on a semiannual basis at the end of each accounting period.

The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The reconciliation of the estimated tax expense determined on book income and the income tax expense calculated on taxable income is shown as follows:

	Six-month period ended 30-06-06	Six-month period ended 31-12-05
	(In thousands of bolivars)	
Income tax expense determined on the book income	**15,826,837**	16,292,377
Differences between book and tax expense, net for:		
Tax readjustment for inflation	**(4,218,503)**	(2,645,160)
Accrual for retirements and other, net of payments	**(2,393,376)**	666,293
Income from equity and dividends	**(320,111)**	(65,441)
Income from public securities	**(1,576)**	(202,737)
Expenses related to exempted income	**10,181**	151,929
Valuation allowance of assets net of write-offs	**120,765**	(24,598)
Other, net of reversals	**398,393**	30,666
	(6,404,227)	(2,089,048)
Income tax caused	**9,422,610**	14,203,329

b. Tax adjustment for inflation-

The regular adjustment for inflation represents the higher (or lower) value of the stockholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the Consumer Price Index (CPI) issued by the BCV on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

c. Loss carryforwards-

The Venezuelan Income Tax Law authorizes the carryforward of operating losses not offset for up to three years subsequent to the period in which they were incurred and the carryforward of tax losses not offset from tax inflation adjustment for up to one subsequent year. As of June 30, 2006 and December 31, 2005, the Bank has not incurred any tax loss carryforwards.

NOTE 20.- <u>Retirement pension plan:</u>

The Bank has a noncontributory pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial surveys made on an annual basis.

From January 2006, the Pension plan is managed by a domestic financial institution through a trust contract aimed at administering and investing the funds received from the Bank related to the payments of pensions. To that date, the administration of the plan was responsibility of the Bank's management.

The reconciliation of the financial position of the projected pension plan is as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Obligation from projected benefits	**(17,067,019)**	(14,864,845)
Net assets of the Plan, placed in trust	**7,578,950**	-0-
Net financial position of the plan	**(9,488,069)**	(14,864,845)
Unrecognized beginning obligation	**1,180,169**	1,214,024
Unrecognized projected net loss	**7,184,840**	6,514,174
Liability for pension plan	**(1,123,060)**	(7,136,647)

The trust net assets were taken from the actuary's report, which do not significantly differ from financial statements of the trust nor were audited by independent public accountants.

The unrecognized actuarial net loss amounts to Bs. 7,185 million (Bs. 6,514 million for the six-month period ended December 31, 2005), and results from differences between the actuarial premises applied and the current values for differences in the salary increases, higher or lower rotation and mortality occurred and adjustments to actuarial premises, among others. These net losses are amortized generally over the remaining average years necessary for retirement of the active group.

Premises used by independent actuaries to calculate the obligation for projected benefits, the costs for services and interests, according to the last actuarial report at December 2005, are as follows:

	Actual rates	Nominal rates
Discount rate	5%	13%
Salary increase	1%	9%

The periodical cost of the pension plan for both six-month periods is composed as follows:

	30-06-06	31-12-05
	(In thousands)	
Cost for service	**550,560**	370,710
Interest cost	**959,098**	629,986
	1,509,658	1,000,696
Projected return on assets	**(531,109)**	-0-
Amortization-		
Unrecognized beginning obligation	**33,855**	33,855
Unrecognized net loss	**131,343**	65,844
	165,198	99,699
	1,143,747	1,100,395

Independent actuaries made an actuarial calculation of the projected obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000, in order to determine the unrecognized beginning obligation, which will be amortized by the Bank from July 1, 2000, over the remaining average years necessary for retirement of the active group of employees.

The Bank recorded expenses for Bs. 1,188 million corresponding to the accrual for retirement pension plan for the six-month period (Bs. 1,092 million for the six-month period ended December 31, 2005), which are shown in "General and administrative expenses". The accrued liability of the retirement plan amounts to approximately Bs. 1,188 million (Bs. 7,048 million, as of December 31, 2005), which is reported in "Accruals and other liabilities".

From January 2006, the pension payments are made through the Trust contracted for these purposes. For the six-month period ended December 31, 2005, the retirement pension plan payments to retirees were Bs. 34 million, which were recorded in "Accruals and other liabilities".

NOTE 21.- Contingencies and commitments:

As of June 30, 2006 and December 31, 2005, the most significant contingencies and claims are as follows:

a. Tax contingencies-

The Bank has been issued certain tax assessments, the status of which is summarized below:

- The Bank has interposed Tax Contentious Appeals against Culminating Resolutions of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 7,894 million, Bs. 2,561 million and Bs. 1,712 million related to income taxes and corporate assets tax for years 1997, 1998 and 1999. Presently, these assessments are waiting for sentence.

- The Bank has interposed a Tax Contentious Appeal against the Culminating Resolution of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 9,864 million related to income taxes for years 2000 and 2001 and imposing penalties for Bs. 10,357 million. Presently, this case is in proofing stage.

- The Bank has been issued an assessment for Bs. 746 million related to corporate assets tax for years 1999, 2000 and 2001, which is waiting for the issuance of the Culminating Resolution of administrative summary by the Tax Administration (SENIAT), after having filed the corresponding writ of acquittance against such assessment.

- The Bank has been issued tax assessments for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions. This case is presently waiting for sentence.

- The Bank has been issued certain assessments for special contribution to INCE (National Training Institute) for years 1997 to 2000 for Bs. 550 million. This case is presently waiting for sentence.

In the opinion of the external legal advisors and the Bank's Management, the possibilities of a favorable outcome for the Bank in connection with these assessments are high; therefore, it estimates that the provisions maintained therefor as of June 30, 2006 and December 31, 2005, sufficiently cover the liabilities that might arise from the assessments referred to above.

b. <u>Other-</u>

- Some claims have been filed against the Bank by certain companies of the fishing industry regarding guarantee operations to two shipping companies (Cases: Nissos Amorgos and Plate Princess). These are totally covered with guarantees established on behalf of the Bank by foreign financial institutions with which the shipping companies manage their operations to date. Part of these claims has been rejected or the claimers have desisted their actions against the Bank before the Supreme Court of Justice; the others are waiting for the final decision by the Court.

- On May 5, 2004, the Eighth High Court in Civil and Mercantile Banking Matters with National Competence and located in the City of Caracas declared as out of law the appeal filed by the legal counsels of the labor union "Sindicato Único de Pescadores de Puerto Miranda" on the case Plate Princess, by ratifying in all and every of its parts the sentence issued in the favor of the Bank on December 14, 1999, by the Ninth Court of Banking Competence of the Judicial Circumscription of the Metropolitan Area of Caracas and leaving without juridical effect and validity the guarantee granted by the Bank. The appealer exerted the Abrogation Appeal against such decision and it was admitted by the Civil Abrogation Court of the Supreme Court of Justice. It is presently in sentence stage.

- There is a claim for damages and prejudices amounting to Bs. 6,911 million issued against the Bank by Oswaldo Gibelli y Asociados, C.A. There is a sentence in first instance favorable for the Bank issued on March 26, 2001, by the Seventh Court of First Instance in Civil, Mercantile and Banking matters with National Competence and located in the City of Caracas. This decision was appealed by the plaintiff. Later, on June 2, 2005, the Eighth High Court in Civil and Mercantile Banking matters with National Competence and located in the City of Caracas issued again sentence in favor of the Bank, by declaring out of law the claim issued by Oswaldo Gibelli y Asociados, C.A. and confirming the decision appealed. An abrogation appeal was announced and formalized against this sentence. It was managed to date before the Civil Abrogation Court of the Supreme Court of Justice where this lawsuit is presently in sentence stage.

- As a result of the National Civic Strike that began on December 2, 2002, the SUDEBAN issued certain administrative proceedings against various financial entities for the presumed suspension of commercial services to users in some agencies, without the previous notice to such regulator entity, and the presumed partial reduction of the standard service business hours during various days of January 2003. In connection therewith, the Bank filed its defense arguments for the claims filed against it.

  On May 11 and 27, 2004 the SUDEBAN notified the Bank that the 45-day period set forth to decide on the 9 sanctioning administrative proceedings filed for the presumed suspension of commercial services would begin. On July 7, 2004, the Bank requested the accrual of all the sanctioning administrative proceedings referred to above. To date, the Bank is waiting for the resolution of this case.

  The maximum contingency related to these administrative proceedings corresponds to penalties from 0.5% to 1% of the Bank's paid-in capital stock.

- During the six-month period ended June 30, 2006, the SUDEBAN required that improvements made to facilities and agencies owned by the Bank shown as part of deferred charges be transferred to the related expenses accounts. On May 25, 2006, the Bank notified to the SUDEBAN that it had partially applied the measure, as most of these concepts include security systems, cabling, communication systems, lighting and other expenses that were necessary to make the corresponding real estate operative. Nevertheless, based on prudence, the Bank decided not to capitalize such costs to the related assets, the useful life of which is 40 or 10 years, as it considered that their recording as deferred expenses and an amortization of 4 years were more appropriate to reflect the future benefits of such improvements. As of June 30, 2006, deferred charges include Bs. 1,718 million of such improvements. To date, the SUDEBAN has not made any pronouncement on this matter.

According to the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of June 30, 2006 and December 31, 2005, cover sufficiently the liabilities that might arise as a result of the claims referred to above.

NOTE 22.- Balances and transactions with related parties:

Venezolano de Crédito, S.A. Banco Universal and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of these transactions might differ from those that might result from transactions with unrelated parties

The most significant transactions carried out by the Bank with stockholders and related parties are mainly represented by investments and borrowings, the effects of which are presented as follows:

	30-06-06	31-12-05
	(In thousands of bolivars)	
Income from investment securities:		
Return on placements in BCV and interbank transactions (expenses for investments transferred)-		
Vencred, S.A.	(73,620)	-0-
Inversiones Bonorum, C.A.	(6,659)	-0-
Other	(2,750)	-0-
	(83,029)	-0-
Other operating income:		
Commissions from services-		
Transferencia Electrónica de Beneficios, C.A.	201,600	352,800
Participaciones Vencred, S.A.	4,500	5,400
	206,100	358,200
Income from equity participation:		
Participaciones Vencred, S.A.	8,953	5,269
Miscellaneous operating income (leases):		
Servicios de Transferencia Electrónica de Beneficios, C.A.	201,180	176,400
	333,204	539,869
Financial expenses:		
Expenses for deposits in interest-bearing current accounts-		
Vencred, S.A.	1,678	2,607
Venezolana de Bienes, S.A.	1,591	2,307
Inversiones Bonorum, C.A.	1,265	1,197
Other	771	949
	5,305	7,060
Expenses for savings deposits-		
Servicios de Actualización Total Automática, S.A.	12,862	5,772
Expenses for time deposits-		
Vencred, S.A.	-0-	7,500

	30-06-06	31-12-05
	(In thousands of bolivars)	
Expenses for other borrowings-		
Participaciones Vencred, S.A.	**155,972**	158,199
Operating expenses-		
Vencred, S.A.	**84,012**	73,050
Transferencia Electrónica de Beneficios, C.A.	**18,173**	25,020
Venezolana de Bienes, S.A.	**14,122**	14,122
Other	**-0-**	6
	116,307	112,198
	290,446	290,729

As a result of these transactions and other less significant transactions, the following balances are included in various captions of the balance sheets:

	30-06-06	31-12-05
	(In thousands of bolivars)	
ASSETS		
Investment securities:		
Investments transferred-		
Vencred, S.A.	**11,855,000**	-0-
Investments in subsidiaries and affiliates:		
Participaciones Vencred, S.A.	**5,228,873**	5,657,512
	17,083,873	5,657,512
LIABILITIES		
Customers' deposits:		
Non-interest bearing current accounts-		
Transferencia Electrónica de Beneficios, C.A.	**19,588,857**	8,543,961
Servicios de Transferencia Electrónica de Beneficios, C.A.	**714,351**	891,944
Valores Vencred, S.A.	**343,142**	206,798
Servicios de Actualización Total Automática, S.A.	**33,793**	4,704
Vencred, S.A.	**10,541**	22,122
	20,690,684	9,669,529
Interest-bearing current accounts-		
Venezolana de Bienes, S.A.	**250,262**	74,736
Inversiones Bonorum, C.A.	**79,619**	245,619
Valores Vencred, S.A.	**29,404**	382
Servicios Vencred, S.A.	**24,782**	104,648
Promociones Vencred, S.A.	**8,419**	109,897
Vencred, S.A.	**5,559**	1,844,609
	398,045	2,379,891
Savings deposits-		
Servicios de Actualización Total Automática, S.A.	**523,303**	205,719
Other	**1,319**	1,276
	524,622	206,995
	21,613,351	12,256,415
Other borrowings-		
Participaciones Vencred, S.A.	**6,044,526**	6,509,588
	27,657,877	18,766,003

NOTE 23.- Foreign currency balances:

Foreign currency balances included in the balance sheets are detailed as follows:

	30-06-06		31-12-05	
	US$	**Bs.**	US$	Bs.
		(In thousands)		
ASSETS:				
Cash and due from banks	**13,901**	**29,811,685**	5,950	12,760,352
Investment securities	**71,208**	**152,711,770**	64,268	137,829,129
Loan portfolio	**3,763**	**8,071,159**	2,335	5,007,020
Interests and commissions receivable	**215**	**460,070**	125	267,229
Other assets	**33**	**70,158**	143	306,498
	89,120	**191,124,842**	72,821	156,170,228
LIABILITIES:				
Customers' deposits	**(62,744)**	**(134,560,769)**	(55,690)	(119,432,031)
Other borrowings	**(1,061)**	**(2,275,465)**	(3,892)	(8,346,306)
Other financial intermediation obligations	**(3,708)**	**(7,952,004)**	(2,316)	(4,966,664)
Interests and commissions payable	**(1)**	**(1,574)**	(33)	(70,827)
Accruals and other liabilities	**(232)**	**(498,304)**	(232)	(497,993)
	(67,746)	**(145,288,116)**	(62,163)	(133,313,821)
MEMORANDUM ACCOUNTS:				
Other debit memorandum accounts, net	**(5,669)**	**(12,158,200)**	(258)	(554,139)
	(5,669)	**(12,158,200)**	(258)	(554,139)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, Canadian dollars, and Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month period ended June 30, 2006, the Bank obtained exchange gains for approximately Bs. 668 million (Bs. 552 million for December 31, 2005), and losses for approximately Bs. 7 million (Bs. 57 million for December 31, 2005), which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net position in foreign currency within limits provided by BCV through special resolutions. As of June 30, 2006 and December 31, 2005, the net foreign currency position allowed by BCV was Bs. 56,534 million (US$ 26 million) and Bs. 26,375 million (US$ 12 million), equivalent to 30% and 15% of the net stockholders' equity, respectively. As of June 30, 2006 and December 31, 2005, the net foreign currency position maintained by the Bank, calculated on the basis of the Bank's individual financial statements under parameters provided by that institution, amounts to Bs. 33,679 million (US$ 16 million) and Bs. 22,302 million (US$ 10 million), respectively.

NOTE 24.- Exchange regime:

On January 21, 2003, through Decree No. 2278 published in Official Gazette No. 37614, the Venezuelan Government empowered the Ministry of Finance to agree upon with BCV certain measures to limit or restrict the free convertibility of the national currency and the transfer of funds from the country to abroad. On February 5, 2003, BCV issued the Exchange agreement N° 1 published in the Official Gazette No. 37625 that rules the foreign currency management regime that imposes the restrictions referred to above and the creation of CADIVI (Foreign Exchange Administration Commission), which is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions required for the execution of this exchange agreement.

The official exchange rates fixed from the effectiveness of the exchange regime are as follows:

Effective from	Exchange rate for purchases	Exchange rate for sale
	Bs. per dollar	
February 5, 2003	1,596.00	1,600.00
February 6, 2004	1,915.20	1,920.00
March 2, 2005	2,144.60	2,150.00

On April 22, 2003, the Bank entered into the agreement related to the purchase and sale of foreign currencies with CADIVI, under which it may participate in the activities related to the management of the exchange regime through its main office and branches, agencies and offices designated by the Bank. Such agreement has a term of six months that may be automatically extended for the same term, except as the parties express otherwise.

On September 14, 2005, the Foreign Exchange Crimes Law was published in Regular Official Gazette N° 38272, which sets forth the fact assumptions that can be considered as foreign exchange crimes and their related penalties. The most significant issues of this law are as follows:

- Exporters of goods or services are liable to declare to BCV, through an exchange operator, the characteristics and amounts of foreign currencies of each export transaction exceeding US$ 10,000 or its equivalent in other foreign currencies and make the sale of the corresponding foreign currencies to the issuer within a term not

longer than 15 business days from the statement of the export. Those companies carrying out activities referred to in the Hydrocarbons Law are exempted from this obligation.

- Those purchasing, selling, offering, transferring, receiving, exporting or importing foreign currencies for amounts exceeding US$ 10,001.00 will be sanctioned with a penalty equivalent in bolivars to the double of the excess of the transaction and if this exceeds US$ 20,000 or its equivalent, will be sanctioned, additionally, with prison from two to six years.

- Penalties in case of foreign exchange crimes include the reimbursement of foreign currencies, fines and prison fixed on the basis of the nature of the crime and their aggravating events such as misleading, frauds, use of electronic means, use of foreign currencies for purposes other than those approved, reoffense or involvement of a public officer, among others.

NOTE 25- Derogation of the tax on bank transactions:

On February 8, 2006, the Law that derogates the Tax on bank transactions was published in the Regular Official Gazette N° 38373, which became effective February 10, 2006. During the six-month period ended June 30, 2006, the Bank incurred expenses for this tax for approximately Bs. 87 million.

NOTE 26- Subsequent events:

- On July 18, 2006, B.C.V. issued Resolution No 06-07-01 that modifies the standards ruling the composition of the reserve balance. The most significant changes include the increase in the reserve balance percentage to 30% for the Marginal balance, which is represented by those weekly increases in deposits, customers' deposits and saving transactions and investments transferred generated from July 14, 2006. This percentage is maintained in 15% as the marginal balance originates in foreign currency.

- The SUDEBAN issued Resolution N° 341.06 through which it partially modifies the Accounting Manual for Banks and Other Financial Institutions, effective July 1, 2006. The most important change is the gradual presentation of equity in investment securities as part of the liability for customers' deposits instead of presenting them as a deduction of investment securities.

NOTE 27.- Explanation added for translation into English:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

Supplemental financial statements
as of June 30, 2006 and December 31, 2005

EXHIBIT I
1/2

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
(Stated in thousands of constant bolivars)

ASSETS	30-06-06	31-12-05
CASH AND DUE FROM BANKS:		
Cash	36.300.994	45.624.085
Banco Central de Venezuela	241.870.353	194.507.850
Due from domestic banks and other financial institutions	-	-
Due from foreign banks and correspondents	22.546.838	5.336.918
Due from main office and branches	-	-
Clearing house funds	75.607.110	37.956.656
(Allowance for cash and due from banks)	-	-
	376.325.295	283.425.509
INVESTMENT SECURITIES:		
Placements in Banco Central de Venezuela and interbank transactions	629.642.882	541.676.490
Trading investment securities	-	-
Available-for-sale investment securities	3.356.999	2.467.597
Held-to-maturity investment securities	145.685.437	145.588.830
Restricted cash investments	3.058.537	3.156.574
Other investment securities	-	-
(Allowance for investment securities)	-	-
	781.743.855	692.889.491
LOAN PORTFOLIO:		
Current loans	796.319.269	763.953.280
Restructured loans	4.691.400	3.870.200
Past-due loans	3.542.690	2.549.453
Loans in litigation	1.099.654	1.352.448
(Allowance for loan portfolio)	(12.845.952)	(13.129.006)
	792.807.061	758.596.375
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	-	-
Accrued interest receivable from investment securities	3.684.236	2.352.784
Accrued interest receivable from loan portfolio	7.241.230	8.075.352
Commissions receivable	1.752.089	1.801.653
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable from loan portfolio and other)	(72.746)	(129.815)
	12.604.809	12.099.974
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Equity in other institutions	5.228.872	5.970.599
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	(28.301)	(349.835)
	5.200.571	5.620.764
FORECLOSED ASSETS	18.107.906	19.647.998
PREMISES AND EQUIPMENT	91.199.275	94.599.974
OTHER ASSETS	15.279.629	21.697.104
	2.093.268.401	1.888.577.189
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	298.345.449	291.686.197
Trust assets	2.844.306.107	2.933.525.754
Other trusts	96.807.201	102.164.522
Other debit memorandum accounts	2.793.168.647	2.645.602.125
	6.032.627.404	5.972.978.598

EXHIBIT I
2/2

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	30-06-06	31-12-05
CUSTOMERS' DEPOSITS:		
Deposits in current accounts		
Non-interest-bearing current accounts	**554.192.936**	517.214.118
Interest-bearing current accounts	**356.981.200**	439.322.942
	911.174.136	956.537.060
Other demand obligations	**62.872.576**	35.774.549
Money transaction table obligations	**-**	-
Savings deposits	**284.944.730**	224.597.470
Time deposits	**5.197.155**	191.827.542
Investment securities issued by the Bank	**-**	-
Restricted customers' deposits	**131.177.270**	80.292.260
	1.395.365.867	1.489.028.881
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	**-**	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	**-**	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions due in one year or less	**72.898.037**	30.052.250
Obligations with domestic financial institutions due over one year	**-**	-
Obligations with foreign financial institutions due in one year or less	**283.037.078**	13.116.838
Obligations with foreign financial institutions due over one year	**-**	-
Obligations resulting from other borrowings due in one year or less	**-**	-
Obligations resulting from other borrowings due over one year	**1.124.776**	779.429
	357.059.891	43.948.517
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	**7.966.639**	5.263.614
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	**497.895**	1.084.808
Accrued expenses for obligations with Banco Central de Venezuela	**-**	-
Accrued expenses for deposits and obligations with Banco Nacional de Ahorro y Préstamo	**-**	-
Accrued expenses for other borrowings	**39.780**	101.191
Accrued expenses for other financial intermediation obligations	**-**	-
Accrued expenses for obligations convertible into capital	**-**	-
Accrued expenses for subordinated obligations	**-**	-
	537.675	1.185.999
ACCRUALS AND OTHER LIABILITIES	**65.794.994**	83.617.048
Total liabilities	**1.826.725.066**	1.623.044.059
STOCKHOLDERS' EQUITY:		
Paid-in capital	**50.400.000**	50.400.000
Restatement of paid-in capital	**434.131.250**	434.131.250
Uncapitalized equity contributions	**106.777.551**	106.777.551
Capital reserves	**384.576.165**	381.372.536
Other equity accounts	**-**	-
Retained earnings	**(711.103.625)**	(707.954.248)
Unrealized gain on available-for-sale investment securities	**1.761.994**	806.041
Total stockholders' equity	**266.543.335**	265.533.130
	2.093.268.401	1.888.577.189
PER CONTRA MEMORANDUM ACCOUNTS	**6.032.627.404**	5.972.978.598

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND DECEMBER 31, 2005
(Stated in thousands of constant bolivars)

	30-06-06	31-12-05
FINANCIAL INCOME:		
Cash and due from banks	3.805	6.003
Investment securities	37.974.990	27.441.980
Loan portfolio	59.259.773	69.376.721
Other accounts receivable	1.097.658	1.225.361
Investments in subsidiaries and affiliates	-	-
Main office, branches and agencies	-	-
Other	4.159	2.731
	98.340.385	98.052.796
FINANCIAL EXPENSES:		
Customers' deposits	13.923.205	15.433.864
Obligations with Banco Central de Venezuela	-	-
Obligations and Deposits with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	784.155	973.800
Other financial intermediation obligations	30.644	409.128
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	87.666	84.227
Monetary loss	7.749.512	8.828.839
	22.575.182	25.729.858
Gross financial margin	75.765.203	72.322.938
INCOME FROM RECOVERY OF FINANCIAL ASSETS	212.121	246.670
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	380.278	646
Creation of allowance and adjustments of cash and due from banks	-	-
	380.278	646
Net financial margin	75.597.046	72.568.962
OTHER OPERATING INCOME	29.942.592	32.364.199
OTHER OPERATING EXPENSES	4.579.548	5.135.900
Financial intermediation margin	100.960.090	99.797.261
LESS- OPERATING EXPENSES:		
Personnel	31.496.707	30.991.440
General and administrative expenses	26.858.967	29.189.565
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	3.168.369	2.880.059
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	915.263	955.071
	62.439.306	64.016.135
Gross operating margin	38.520.784	35.781.126
Income from foreclosed assets	1.376.078	5.147.074
Income from special programs	-	-
Miscellaneous operating income	4.353.037	5.471.742
Expenses for foreclosed assets	(583.768)	(790.325)
Expenses for depreciation, amortization and impaired miscellaneous assets	(8.649)	(726.873)
Miscellaneous operating expenses	(1.648.575)	(2.652.623)
	3.488.123	6.448.995
Net operating margin	42.008.907	42.230.121
EXTRAORDINARY INCOME	201.060	151.498
EXTRAORDINARY EXPENSES	546.490	411.861
Gross income before income taxes	41.663.477	41.969.758
INCOME TAXES	9.627.188	15.193.029
Net income	32.036.289	26.776.729
ALLOCATION OF INCOME, net:		
Legal reserve	3.203.629	2.677.673
Statutory earnings-		
Board of Directors	3.678.710	3.333.711
	3.678.710	3.333.711
Retained earnings-		
Restricted undistributed earnings	12.576.975	1.925.282
Available undistributed earnings	12.576.975	18.840.064
	25.153.950	20.765.346
	32.036.289	26.776.730

EXHIBIT III

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND DECEMBER 31, 2005
(Stated in thousands of constant bolivars)

					Retained earnings					
	Paid-in capital	Restatement of paid-in capital	Uncapitalized equity contributions	Capital reserves	Restricted undistributed earnings	Available undistributed earnings	Result from exposure to inflation	Total	Unrealized gain on available-for-sale investment securities	Total stockholders' equity
BALANCES, as of June 30, 2005	50.400.000	434.131.250	106.777.551	378.694.863	24.971.575	(117.093.870)	(572.268.780)	(664.391.075)	348.228	305.960.817
Net income for the six-month period	-	-	-	-	-	26.776.730	-	26.776.730	-	26.776.730
Transfer to legal reserve	-	-	-	2.677.673	-	(2.677.673)	-	(2.677.673)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(3.333.711)	-	(3.333.711)	-	(3.333.711)
Dividends declared- Cash	-	-	-	-	-	(64.328.519)	-	(64.328.519)	-	(64.328.519)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	457.813	457.813
To limit the foreign branch's income for the six month period	-	-	-	-	1.925.282	(1.925.282)	-	-	-	-
BALANCES, as of December 31, 2005	50.400.000	434.131.250	106.777.551	381.372.536	26.896.857	(162.582.325)	(572.268.780)	(707.954.248)	806.041	265.533.130
Net income for the six-month period	-	-	-	-	-	32.036.289	-	32.036.289	-	32.036.289
Transfer to legal reserve	-	-	-	3.203.629	-	(3.203.629)	-	(3.203.629)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(3.678.710)	-	(3.678.710)	-	(3.678.710)
Dividends declared- Cash	-	-	-	-	-	(28.303.327)	-	(28.303.327)	-	(28.303.327)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	955.953	955.953
To limit the foreign branch's income for the six month period	-	-	-	-	2.288.421	(2.288.421)	-	-	-	-
Transfer to available undistributed earnings for repatriation of retained earnings of foreign branch	-	-	-	-	(2.245.788)	2.245.788	-	-	-	-
Transfer of 50% of income for the six-month period to restricted undistributed earnings	-	-	-	-	10.288.554	(10.288.554)	-	-	-	-
BALANCES, as of June 30, 2006	50.400.000	434.131.250	106.777.551	384.576.165	37.228.044	(176.062.889)	(572.268.780)	(711.103.625)	1.761.994	266.543.335

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND DECEMBER 31, 2005
(Stated in thousands of constant bolivars)

	30-06-06	31-12-05
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:		
Net income for the six-month period	32.036.289	26.776.730
Adjustments to reconcile net income to cash from (used in) operating activities-		
Reversal of allowance for loan portfolio and contingent portfolio	(202.616)	-
Income from sale of foreclosed assets	(927.258)	(4.729.564)
Allowance for uncollectible and impaired financial assets	380.278	646
Depreciation and amortization	6.042.175	6.995.043
Equity for the six-month period	281.837	347.822
Net change in other assets	4.613.949	(7.647.162)
Net change in interests and commissions receivable	(454.573)	577.453
Net change in accruals and other liabilities	(17.619.874)	(91.120.848)
Net change in interests and commissions payable	(648.324)	152.866
Statutory earnings	(3.678.710)	(3.333.711)
Net cash from (used in) operating activities	19.823.173	(71.980.725)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Net change in customers' deposits	(93.663.014)	25.874.832
Net change in other borrowings	313.111.374	(218.760.689)
Net change in other financial intermediation obligations	2.703.025	2.076.697
Cash dividends paid	(28.303.327)	(64.328.519)
Net cash from (used in) financing activities	193.848.058	(255.137.679)
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES:		
Loans granted for the period	(720.010.652)	(600.224.842)
Loans collected for the period	685.048.328	689.618.928
Dividends received from subsidiary	459.889	
Net change in placements in BCV and interbank transactions	(87.966.392)	(93.293.206)
Net change in available-for-sale investment securities	66.551	30.633.161
Net change in held-to-maturity investment securities	(96.607)	58.255.051
Net change in restricted cash investments	98.037	37.099.929
Sales price of foreclosed assets	1.109.921	6.323.982
Additions to premises and equipment and foreclosed assets, net	519.480	(657.539)
Net cash (used in) from investing activities	(120.771.445)	127.755.464
Net increase (decrease) in cash and due from banks	92.899.786	(199.362.940)
CASH AND DUE FROM BANKS, at the beginning of the six-month period	283.425.509	482.788.449
CASH AND DUE FROM BANKS, at the end of the six-month period	376.325.295	283.425.509

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

NOTES TO THE SUPPLEMENTAL FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

NOTE 1.- Supplemental information:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to V, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

NOTE 2.- Basis of presentation:

The financial statements adjusted for the effects of inflation have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars at June 30, 2006, based upon the general price-level method in order to reflect the purchasing power of the currency at the last year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 50,400,000 - Reserves: Bs. 141,919,495
RIF: J-000029709 NIT: 0000011550
Unofficial Convenience Translation
Balance at July 31, 2006 (In thousands of Bolivars)

Assets	Month Ended 07/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	402,817,697	404,029,670
Cash	52,492,634	52,594,059
Banco Central de Venezuela	254,280,682	254,280,682
Due from Domestic Banks and other Financial Institutions	0	0
Due from Foreign Banks and Correspondents	32,902,232	33,635,875
Due from Main Office and Branches	0	0
Clearing House Funds	63,142,149	63,519,054
(Allowances for cash and due from banks)	0	0
Investments in Financial Instruments	762,292,193	915,130,376
Placements in Banco Central de Venezuela and interbanking transactions	752,696,218	755,308,283
Trading Securities	0	0
Available - for - Sale Securities	3,795,975	3,836,103
Held - to - Maturity Securities	5,800,000	152,915,012
Restricted Cash Investments	0	3,070,978
Other securities	0	0
(Allowance for investments securities)	0	0
Loan Portfolio	781,340,583	781,343,275
Current Loans	785,309,697	785,309,697
Restructured Loans	4,874,864	4,874,864
Past - due Loans	3,016,714	3,023,618
Loans in Litigation	984,563	984,563
(Allowance for loan portfolio)	(12,845,255)	(12,849,467)
Interest and Commissions Receivable	11,722,634	12,278,498
Accrued Interest Receivable from Cash and Due from Banks	0	0
Accrued Interest Receivable from Investments Securities	4,490,893	5,046,757
Accrued Interest Receivable from Loan Portfolio	6,929,516	6,929,516
Commissions Receivable	371,680	371,680
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and other)	(69,455)	(69,455)
Investments in Subsidiaries, Affiliates and Branches	22,284,845	5,201,103
Investments in Subsidiaries and Affiliates	5,229,404	5,229,404
Investments in Branches	17,083,742	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,609,248	6,609,248
Premises and Equipments	26,685,853	26,685,853
Other Assets	18,653,697	18,685,723
Total Assets	2,032,406,750	2,169,963,746

Liabilities	Month Ended 07/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	1,355,621,695	1,490,610,535
Deposits in current accounts	940,742,112	977,080,738
Non-Interest Bearing Current Accounts	583,791,422	583,791,422
Interest Bearing Current Accounts	356,950,690	393,289,316
Other Demand Obligations	43,648,895	43,675,136
Money transaction table obligation	0	0
Savings Deposits	312,950,244	312,950,244
Time Deposits	4,142,684	4,933,937
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	35,032,760	132,865,480
	19,105,000	19,105,000
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	381,970,032	384,470,388
Obligations with Domestic Financial Institutions due in one year or less	100,211,638	100,211,638
Obligations with Domestic Financial Institutions due over one year	0	0
Obligations with Foreign Financial Institutions due in one year or less	280,633,618	283,133,974
Obligations with Foreign Financial Institutions due over one year	0	0
Obligations resulting from other borrowings due in one year or less	0	0
Obligations resulting from other borrowings due over one year	1,124,776	1,124,776
Other Financial Intermediation Obligations	4,251,787	4,251,787
Interest and Commissions Payable	693,584	696,185
Accrued Expenses for Customer's Deposits	640,811	643,412
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Accrued Expenses for Other Borrowings	52,773	52,773
Accrued Expenses for Other Financial Intermediation Obligations	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	87,527,906	87,593,105
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	1,830,065,004	1,967,622,000
Operations	10,022,251	10,022,251

Stockholder's Equity	Month Ended 07/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	54,835,931	54,835,931
Adjustments to Stockholder's Equity	0	0
Retained Earnings	57,456,570	57,456,570
Unrealized Gain or Loss on available - for- sale securities	2,241,098	2,241,098
(Treasury Stock)	0	0
Total Stockholder's Equity	192,319,495	192,319,495
Total Liabilities and Stockholder's Equity	2,032,406,750	2,169,963,746
Contingent Debit Accounts	297,966,573	297,966,573
Trust Assets	2,855,849,838	2,855,849,838
Other Trusts	0	0
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	2,983,471,787	2,983,472,366
Other Debit Registration Accounts	0	0
Transferred Investments	353,104,306	353,104,306
Loans to Agricultural Sector	13,633,436	13,633,436
Accumulated Loans to Agricultural Sector	110,297,116	110,297,116
Deposits of Official Entities	6,077,853	6,077,853
Micro Credits	33,626,356	33,626,356
Tourism Credits in accordance of Current Legisltaion	3,788,566	3,788,566
Mortgage Credits in accordance of Special Law of Protection for the Mortgage Debtor	20,372,253	20,372,253
Net Worth Solvency Index	9.32%	9.32%

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	957,282	8,936,589	0	0	0	9,893,871
Guarantee	0	2,288,323,981	0	0	0	2,288,323,981
Administration	1,678,175	555,207,647	176,217	70,215	499,732	557,631,986
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	2,635,457	2,852,468,217	176,217	70,215	499,732	2,855,849,838

Statement of Published Earnings for the Period From

July 01, 2006 - Jul 31, 2006 (in thousands of Bolivars)

Unofficial Convenience Translation

	Month Ended 07/31/2006	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**
Financial Income	18,344,286	19,018,251
Cash and Due from Banks	594	1,065
Investments Securities	8,096,473	8,769,967
Loan Portfolio	10,107,317	10,107,317
Other Accounts Receivable	139,902	139,902
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	0	0
Financial Expenses	2,344,722	2,468,648
Customer's Deposit	2,102,594	2,226,520
Obligations with Banco Central de Venezuela	0	0
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	225,196	225,196
Other Financial Intermediation Obligations	162	162
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	16,770	16,770
Gross Financial Margin	15,999,564	16,549,603
Income from Recovery of Financial Assets	300	300
Expenses for Uncollectible and Impaired Financial Assets	0	224
Uncollectible Loans and other Accounts Receivable	0	224
Allowances and Adjustments	0	0
Net Financial Margin	15,999,864	16,549,679
Other Operating Income	5,959,774	5,546,796
Other Operating Expenses	759,175	783,195
Finacial Intermedition Margin	21,200,463	21,313,280
Less - Operating Expenses	11,616,769	11,662,710
Personnel	6,572,820	6,576,551
General and Admnisitrative	4,267,770	4,309,980
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	628,820	628,820
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	147,359	147,359
Gross Operative Margin	9,583,694	9,650,570
Income from Foreclosed Assets	2,227,320	2,227,320
Income from Special Programs	0	0
Miscellaneous Operating Income	1,450,789	1,454,436
Expenses for Foreclosed Assets	238,615	238,615
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	0	0
Miscellaneous Operating Expenses	938,437	1,008,960
Net Operating Margin	12,084,751	12,084,751
Extraordinary Income	0	0
Extraordinary Expenses	62,500	62,500
Gross Income Before Income Taxes	12,022,251	12,022,251
Income Taxes	2,000,000	2,000,000
Net Income	10,022,251	10,022,251

Financial Ratios

1. Stockholder's Equity

1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 9,96

1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 232,50

2. Banking Solvency and Assets' Quality

2.1. Allowance for Investment Securities / Gross Loan Portfolio x 100 = 1,62

2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0,50

3. Management

3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 8,67

3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 59,10

4. Profitability

4.1. Net Income / Average Asset x 100 = 6,15

4.2. Net Income / Average Stockholder's' Equity x 100 = 62,61

5. Liquidity

5.1. Current Assets / Deposits from the Public x 100 = 29,71

5.2. (Current Assets + Invetments in Negotiable Instruments) / Customer's Deposits x 100 = 85,95

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 50,400,000 - Reserves: Bs. 126,617,640
RIF: J-000029709 NIT: 0000011550
Unofficial Convenience Translation
Balance at August 31, 2006 (In thousands of Bolivars)

Assets	Month Ended 08/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	429,382,351	430,603,259
Cash	46,456,467	46,557,892
Banco Central de Venezuela	294,468,358	294,468,358
Due from Domestic Banks and other Financial Institutions	0	0
Due from Foreign Banks and Correspondents	28,797,577	29,884,369
Due from Main Office and Branches	0	0
Clearing House Funds	59,659,949	59,692,640
(Allowances for cash and due from banks)	0	0
Investments in Financial Instruments	784,807,880	937,058,086
Placements in Banco Central de Venezuela and interbanking transactions	775,010,720	777,415,153
Trading Securities	0	0
Available - for - Sale Securities	3,997,160	4,037,288
Held - to - Maturity Securities	5,800,000	152,521,165
Restricted Cash Investments	0	3,084,480
Other securities	0	0
(Allowance for investments securities)	0	0
Loan Portfolio	778,923,238	778,926,068
Current Loans	783,422,542	783,422,542
Restructured Loans	4,323,349	4,323,349
Past - due Loans	3,017,324	3,024,581
Loans in Litigation	967,534	967,534
(Allowance for loan portfolio)	(12,807,511)	(12,811,938)
Interest and Commissions Receivable	10,907,596	11,388,115
Accrued Interest Receivable from Cash and Due from Banks	0	0
Accrued Interest Receivable from Investments Securities	4,357,753	4,838,272
Accrued Interest Receivable from Loan Portfolio	5,903,510	5,903,510
Commissions Receivable	727,532	727,532
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and other)	(81,199)	(81,199)
Investments in Subsidiaries, Affiliates and Branches	22,861,519	5,203,656
Investments in Subsidiaries and Affiliates	5,231,957	5,231,957
Investments in Branches	17,657,863	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,539,112	6,539,112
Premises and Equipments	26,703,443	26,703,443
Other Assets	19,000,838	19,047,356
Total Assets	2,079,125,977	2,215,469,095

Liabilities	Month Ended 08/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	1,388,385,685	1,522,868,500
Deposits in current accounts	958,758,071	994,889,831
Non-Interest Bearing Current Accounts	573,917,684	573,917,684
Interest Bearing Current Accounts	384,840,387	420,972,147
Other Demand Obligations	46,592,692	46,623,678
Money transaction table obligations	0	0
Savings Deposits	323,877,640	323,877,640
Time Deposits	5,294,763	5,872,148
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	34,757,519	132,500,203
Warrants and participations on securities	19,105,000	19,105,000
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	395,477,506	397,271,756
Obligations with Domestic Financial Institutions due in one year or less	112,733,334	112,733,334
Obligations with Domestic Financial Institutions due over one year	0	0
Obligations with Foreign Financial Institutions due in one year or less	281,619,396	283,413,646
Obligations with Foreign Financial Institutions due over one year	0	0
Obligations resulting from other borrowings due in one year or less	0	0
Obligations resulting from other borrowings due over one year	1,124,776	1,124,776
Other Financial Intermediation Obligations	2,017,505	2,017,505
Interest and Commissions Payable	677,406	678,260
Accrued Expenses for Customer's Deposits	619,225	620,079
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Accrued Expenses for Other Borrowings	57,966	57,966
Accrued Expenses for Other Financial Intermediation Obligations	215	215
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	97,013,245	97,078,444
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	1,883,571,347	2,019,914,465
Operations	18,536,990	18,536,990

Stockholder's Equity	Month Ended 08/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	54,835,930	54,835,930
Adjustments to Stockholder's Equity	0	0
Retained Earnings	41,953,530	41,953,530
Unrealized Gain or Loss on available - for- sale securities	2,442,284	2,442,284
(Treasury Stock)	0	0
Total Stockholder's Equity	177,017,640	177,017,640
Total Liabilities and Stockholder's Equity	2,079,125,977	2,215,469,095
Debtor Accounts		
Contingent Debit Accounts	305,707,956	305,707,956
Trust Assets	2,887,571,181	2,887,571,181
Other Trusts	0	0
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	3,068,216,153	3,068,216,732
Other Debit Registration Accounts	0	0
Complmentary Information		
Transferred Investments	380,622,095	380,622,095
Loans to Agricultural Sector	6,245,165	6,245,165
Accumulated Loans to Agricultural Sector	110,603,093	110,603,093
Deposits of Official Entities	5,462,199	5,462,199
Micro Credits	34,058,288	34,058,288
Loans to Tourism Sector in accordance to the legislation in force	6,377,221	6,377,221
Mortgages in accordance to the Special Law on protection to the Mortgage Credit	18,509,432	18,509,432
Return on Assets	8,83%	8,83%

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,288,619	8,791,946	0	0	0	10,080,565
Guarantee	0	2,285,602,291	0	0	0	2,285,602,291
Administration	1,574,537	589,593,179	147,002	70,677	502,930	591,888,325
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,863,156**	**2,883,987,416**	**147,002**	**70,677**	**502,930**	**2,887,571,181**

Statement of Published Earnings for the Period From

July 01, 2006 - August 31, 2006 (in thousands of Bolivars)

Unofficial Convenience Translation

	02 Months Ended 08/31/2006	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**
Financial Income	37,099,980	38,467,377
Cash and Due from Banks	980	2,025
Investments in Securities	16,823,351	18,189,703
Loan Portfolio	19,814,851	19,814,851
Other Accounts Receivable	290,949	290,949
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	169,849	169,849
Financial Expenses	4,694,372	4,942,693
Customer´s Deposit	4,253,096	4,501,374
Obligations with Banco Central de Venezuela	0	0
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	404,513	404,556
Other Financial Intermediation Obligations	3,618	3,618
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	33,145	33,145
Gross Financial Margin	32,405,608	33,524,684
Income from Recovery of Financial Assets	531,651	531,651
Expenses for Uncollectible and Impaired Financial Assets	37,526	37,965
Uncollectible Loans and other Accounts Receivable	37,526	37,965
Allowances and Adjustments	0	0
Net Financial Margin	32,899,733	34,018,370
Other Operating Income	12,155,918	11,218,056
Other Operating Expenses	1,487,492	1,533,730
Finacial Intermediation Margin	43,568,159	43,702,696
Less - Operating Expenses	24,288,483	24,337,159
Personnel	13,694,746	13,701,212
General and Administrative	8,936,549	8,978,759
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	1,257,640	1,257,640
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	399,548	399,548
Gross Operative Margin	19,279,676	19,365,537
Income from Foreclosed Assets	2,596,584	2,596,584
Income from Special Programs	0	0
Miscellaneous Operating Income	2,020,304	2,027,257
Expenses for Foreclosed Assets	265,654	265,654
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	0	0
Miscellaneous Operating Expenses	1,468,920	1,561,734
Net Operating Margin	22,161,990	22,161,990
Extraordinary Income	0	0
Extraordinary Expenses	125,000	125,000
Gross Income Before Income Taxes	22,036,990	22,036,990
Income Taxes	3,500,000	3,500,000
Net Income	18,536,990	18,536,990

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 9{,}41$	4.1. $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5{,}62$
1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}} \times 100 = 253{,}87$	4.2. $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 60{,}31$
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1{,}62$	5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 30{,}93$
2.2. $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0{,}50$	5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 87{,}45$
3. Management	
3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 8{,}99$	
3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 61$	

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 50,400,000 - Reserves: Bs. 125,898,431
RIF: J-000029709 NIT: 0000011550
Unofficial Convenience Translation
Balance at September 30, 2006 (In thousands of Bolivars)

Assets	Month Ended 09/30/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	473,583,544	474,004,068
Cash	47,551,470	47,652,895
Banco Central de Venezuela	326,032,749	326,032,749
Due from Domestic Banks and other Financial Institutions	0	0
Due from Foreign Banks and Correspondents	22,883,754	23,163,508
Due from Main Office and Branches	0	0
Clearing House Funds	77,115,571	77,154,916
(Allowances for cash and due from banks)	0	0
Investments in Financial Instruments	1,092,969,828	1,246,162,194
Placements in Banco Central de Venezuela and interbanking transactions	1,058,883,876	1,064,165,876
Trading Securities	0	0
Available - for - Sale Securities	4,285,952	4,326,080
Held - to - Maturity Securities	5,800,000	150,572,191
Restricted Cash Investments	24,000,000	27,098,047
Other securities	0	0
(Allowance for investments securities)	0	0
Loan Portfolio	829,489,765	829,492,495
Current Loans	834,136,329	834,136,329
Restructured Loans	4,340,306	4,340,306
Past - due Loans	2,870,240	2,877,239
Loans in Litigation	991,480	991,480
(Allowance for loan portfolio)	(12,848,590)	(12,852,859)
Interest and Commissions Receivable	10,797,517	11,392,414
Accrued Interest Receivable from Cash and Due from Banks	0	0
Accrued Interest Receivable from Investments Securities	4,044,759	4,639,656
Accrued Interest Receivable from Loan Portfolio	5,780,564	5,780,564
Commissions Receivable	1,057,669	1,057,669
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and other)	(85,475)	(85,475)
Investments in Subsidiaries, Affiliates and Branches	23,402,172	5,204,690
Investments in Subsidiaries and Affiliates	5,232,991	5,232,991
Investments in Branches	18,197,482	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,399,365	6,399,365
Premises and Equipments	26,558,522	26,558,522
Other Assets	24,742,084	24,859,843
Total Assets	2,487,942,797	2,624,073,591

Liabilities	Month Ended 09/30/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	1,793,153,339	1,929,245,951
Deposits in current accounts	1,113,594,885	1,149,589,341
Non-Interest Bearing Current Accounts	650,686,867	650,686,867
Interest Bearing Current Accounts	462,908,018	498,902,474
Other Demand Obligations	303,232,569	304,640,343
Money transaction table obligations	0	0
Savings Deposits	330,071,763	330,071,763
Time Deposits	3,449,015	4,057,188
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	36,184,677	134,266,886
Warrants and participations on securities	6,620,430	6,620,430
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	394,961,989	394,961,989
Obligations with Domestic Financial Institutions due in one year or less	115,091,063	115,091,063
Obligations with Domestic Financial Institutions due over one year	0	0
Obligations with Foreign Financial Institutions due in one year or less	278,746,150	278,746,150
Obligations with Foreign Financial Institutions due over one year	0	0
Obligations resulting from other borrowings due in one year or less	0	0
Obligations resulting from other borrowings due over one year	1,124,776	1,124,776
Other Financial Intermediation Obligations	2,723,742	2,723,742
Interest and Commissions Payable	526,963	527,898
Accrued Expenses for Customer's Deposits	443,857	444,792
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Accrued Expenses for Other Borrowings	66,439	66,439
Accrued Expenses for Other Financial Intermediation Obligations	16,667	16,667
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	88,316,694	88,353,941
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	2,279,682,727	2,415,813,521
Operations	31,961,639	31,961,639

Stockholder's Equity	Month Ended 09/30/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	54,835,930	54,835,930
Adjustments to Stockholder's Equity	0	0
Retained Earnings	40,945,530	40,945,530
Unrealized Gain or Loss on available - for- sale securities	2,731,075	2,731,075
(Treasury Stock)	0	0
Total Stockholder's Equity	176,298,431	176,298,431
Total Liabilities and Stockholder's Equity	2,487,942,797	2,624,073,591
Debtor Accounts		
Contingent Debit Accounts	337,706,368	337,706,368
Trust Assets	2,910,375,606	2,910,375,606
Other Trusts	0	0
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	2,983,477,038	2,983,477,617
Other Debit Registration Accounts	0	0
Complementary Information		
Transferred Investments	0	
Loans to Agricultural Sector	13,081,379	
Accumulated Loans to Agricultural Sector	118,972,745	
Deposits of Official Entities	7,399,907	
Micro Credits	34,725,436	
Loans to Tourism Sector in accordance to the legislation in force	10,048,897	
Mortgages in accordance to the Special Law on protection to the Mortgage Creditor	19,532,273	
Return on Assets	8,01%	

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,294,311	8,880,511	0	0	0	10,174,822
Guarantee	0	2,300,245,349	0	0	0	2,300,245,349
Administration	1,582,109	597,648,422	147,910	71,107	505,887	599,955,435
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,876,420**	**2,906,774,282**	**147,910**	**71,107**	**505,887**	**2,910,375,606**

Statement of Published Earnings for the Period From
July 01, 2006 - September 30, 2006 (in thousands of Bolivars)
Unofficial Convenience Translation

	03 Months Ended 09/30/2006	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**
Financial Income	55,759,474	57,800,065
Cash and Due from Banks	1,432	4,691
Investments in Securities	25,264,743	27,302,075
Loan Portfolio	29,664,781	29,664,781
Other Accounts Receivable	658,669	658,669
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	169,849	169,849
Financial Expenses	7,493,884	7,862,030
Customer's Deposit	6,843,727	7,211,812
Obligations with Banco Central de Venezuela	0	0
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	569,476	569,537
Other Financial Intermediation Obligations	29,678	29,678
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	51,003	51,003
Gross Financial Margin	48,265,590	49,938,035
Income from Recovery of Financial Assets	531,651	531,651
Expenses for Uncollectible and Impaired Financial Assets	113,312	113,593
Uncollectible Loans and other Accounts Receivable	113,312	113,593
Allowances and Adjustments	0	0
Net Financial Margin	48,683,929	50,356,093
Other Operating Income	17,845,706	16,408,463
Other Operating Expenses	2,249,783	2,318,481
Finacial Intermediation Margin	64,279,852	64,446,075
Less - Operating Expenses	34,630,963	34,691,190
Personnel	18,927,694	18,935,017
General and Administrative	13,217,486	13,270,390
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	1,886,460	1,886,460
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	599,323	599,323
Gross Operative Margin	29,648,889	29,754,885
Income from Foreclosed Assets	2,653,519	2,653,519
Income from Special Programs	0	0
Miscellaneous Operating Income	4,125,718	4,136,227
Expenses for Foreclosed Assets	293,472	293,472
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	0	0
Miscellaneous Operating Expenses	703,370	819,875
Net Operating Margin	35,431,284	35,431,284
Extraordinary Income	217,855	217,855
Extraordinary Expenses	187,500	187,500
Gross Income Before Income Taxes	35,461,639	35,461,639
Income Taxes	3,500,000	3,500,000
Net Income	**31,961,639**	**31,961,639**

Financial Ratios

1. Stockholder's Equity	**4. Profitability**
1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 8{,}37$	4.1. $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5{,}69$
1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}} \times 100 = 248{,}66$	4.2. $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 59{,}87$
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1{,}53$	5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 26{,}41$
2.2. $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0{,}46$	5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 85{,}70$
3. Management	
3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 8{,}37$	
3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 58{,}36$	

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 50,400,000 - Reserves: Bs. 125,977,757
RIF: J-000029709 NIT: 0000011550
Unofficial Convenience Translation
Balance at October 31, 2006 (In thousands of Bolivars)

Assets	Month Ended 10/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	555,796,830	556,633,166
Cash	59,194,535	59,295,959
Banco Central de Venezuela	402,111,983	402,111,983
Due from Domestic Banks and other Financial Institutions	0	0
Due from Foreign Banks and Correspondents	21,230,900	21,793,258
Due from Main Office and Branches	0	0
Clearing House Funds	73,259,412	73,431,966
(Allowances for cash and due from banks)	0	0
Investments in Financial Instruments	1,002,350,933	1,154,058,990
Placements in Banco Central de Venezuela and interbanking transactions	948,445,656	951,611,950
Trading Securities	0	0
Available - for - Sale Securities	4,365,277	4,405,406
Held - to - Maturity Securities	5,800,000	151,190,405
Restricted Cash Investments	43,740,000	46,851,229
Other securities	0	0
(Allowance for investments securities)	0	0
Loan Portfolio	863,630,077	863,631,001
Current Loans	868,477,345	868,477,345
Restructured Loans	4,132,044	4,132,044
Past - due Loans	3,216,684	3,219,055
Loans in Litigation	1,003,972	1,003,972
(Allowance for loan portfolio)	(13,199,968)	(13,201,415)
Interest and Commissions Receivable	11,428,598	12,269,749
Accrued Interest Receivable from Cash and Due from Banks	0	0
Accrued Interest Receivable from Investments Securities	3,822,170	4,663,321
Accrued Interest Receivable from Loan Portfolio	6,280,142	6,280,142
Commissions Receivable	1,415,987	1,415,987
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and other)	(89,701)	(89,701)
Investments in Subsidiaries, Affiliates and Branches	23,869,083	5,205,977
Investments in Subsidiaries and Affiliates	5,234,278	5,234,278
Investments in Branches	18,663,106	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,409,359	6,409,359
Premises and Equipments	26,201,576	26,201,576
Other Assets	23,577,107	23,604,167
Total Assets	2,513,263,563	2,648,013,985

Liabilities	Month Ended 10/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	1,877,845,044	2,012,564,988
Deposits in current accounts	1,171,580,305	1,206,367,572
Non-Interest Bearing Current Accounts	669,243,951	669,243,951
Interest Bearing Current Accounts	502,336,354	537,123,621
Other Demand Obligations	315,573,369	315,700,773
Money transaction table obligations	0	0
Savings Deposits	349,997,709	349,997,709
Time Deposits	2,943,800	3,368,501
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	37,749,861	137,130,433
Warrants and participations on securities	0	0
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	327,190,246	327,190,246
Obligations with Domestic Financial Institutions due in one year or less	47,291,577	47,291,577
Obligations with Domestic Financial Institutions due over one year	0	0
Obligations with Foreign Financial Institutions due in one year or less	278,797,550	278,797,550
Obligations with Foreign Financial Institutions due over one year	0	0
Obligations resulting from other borrowings due in one year or less	0	0
Obligations resulting from other borrowings due over one year	1,101,119	1,101,119
Other Financial Intermediation Obligations	1,984,361	1,984,361
Interest and Commissions Payable	594,083	594,742
Accrued Expenses for Customer's Deposits	563,081	563,740
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Accrued Expenses for Other Borrowings	28,085	28,085
Accrued Expenses for Other Financial Intermediation Obligations	2,917	2,917
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	91,538,931	91,568,750
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	2,299,152,665	2,433,903,087
Operations	37,733,141	37,733,141

Stockholder's Equity	Month Ended 10/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	54,835,930	54,835,930
Adjustments to Stockholder's Equity	0	0
Retained Earnings	40,945,530	40,945,530
Unrealized Gain or Loss on available - for- sale securities	2,810,401	2,810,401
(Treasury Stock)	0	0
Total Stockholder's Equity	176,377,757	176,377,757
Total Liabilities and Stockholder's Equity	2,513,263,563	2,648,013,985
Debtor Accounts		
Contingent Debit Accounts	368,878,588	368,878,588
Trust Assets	2,907,477,459	2,907,477,459
Other Trusts	0	0
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	3,199,379,293	3,199,379,872
Other Debit Registration Accounts	0	0
Complementary Information		
Transferred Investments	0	
Loans to Agricultural Sector	9,035,500	
Accumulated Loans to Agricultural Sector	120,396,267	
Deposits of Official Entities	6,657,580	
Micro Credits	35,371,541	
Loans to Tourism Sector in accordance to the legislation in force	10,171,299	
Mortgages in accordance to the Special Law on protection to the Mortgage Creditor	19,943,952	
Return on Assets	8.22%	

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,308,165	9,444,269	0	0	0	10,752,434
Guarantee	0	2,278,876,773	0	0	0	2,278,876,773
Administration	1,580,523	615,523,554	163,906	71,523	508,746	617,848,252
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,888,688**	**2,903,844,596**	**163,906**	**71,523**	**508,746**	**2,907,477,459**

Statement of Published Earnings for the Period From
July 01, 2006 - October 31, 2006 (in thousands of Bolivars)
Unofficial Convenience Translation

	04 Months Ended 10/31/2006	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**
Financial Income	76,093,653	78,826,693
Cash and Due from Banks	1,990	5,966
Investments in Securities	34,804,109	37,533,173
Loan Portfolio	40,258,589	40,258,589
Other Accounts Receivable	858,463	858,463
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	170,502	170,502
Financial Expenses	11,499,884	11,992,437
Customer's Deposit	10,601,879	11,094,267
Obligations with Banco Central de Venezuela	0	0
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	788,657	788,822
Other Financial Intermediation Obligations	50,372	50,372
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	58,976	58,976
Gross Financial Margin	64,593,769	66,834,256
Income from Recovery of Financial Assets	533,119	533,119
Expenses for Uncollectible and Impaired Financial Assets	582,699	582,699
Uncollectible Loans and other Accounts Receivable	582,699	582,699
Allowances and Adjustments	0	0
Net Financial Margin	64,544,189	66,784,676
Other Operating Income	25,535,963	23,678,457
Other Operating Expenses	3,018,542	3,114,888
Finacial Intermediation Margin	87,061,610	87,348,245
Less - Operating Expenses	49,483,821	49,643,151
Personnel	27,347,462	27,363,257
General and Administrative	18,821,982	18,965,517
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	2,515,280	2,515,280
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	799,097	799,097
Gross Operative Margin	37,577,789	37,705,094
Income from Foreclosed Assets	2,731,748	2,731,748
Income from Special Programs	0	0
Miscellaneous Operating Income	4,714,880	4,727,931
Expenses for Foreclosed Assets	352,674	352,674
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	0	0
Miscellaneous Operating Expenses	1,537,376	1,677,732
Net Operating Margin	43,134,367	43,134,367
Extraordinary Income	348,774	348,774
Extraordinary Expenses	250,000	250,000
Gross Income Before Income Taxes	43,233,141	43,233,141
Income Taxes	5,500,000	5,500,000
Net Income	37,733,141	37,733,141

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 8{,}52$	4.1. $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5{,}15$
1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}} \times 100 = 293{,}17$	4.2. $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 61{,}48$
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1{,}51$	5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 29{,}6$
2.2. $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0{,}48$	5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 82{,}98$
3. Management	
3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 8{,}33$	
3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 50{,}67$	

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 50,400,000 - Reserves: Bs. 126,374,438
RIF: J-000029709

Unofficial Convenience Translation

Balance as of November 30, 2006 (In thousands of Bolivars)

Assets	Month Ended 11/30/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	633.790.943	634.404.050
Cash	73.929.436	74.030.861
Banco Central de Venezuela	454.335.122	454.335.122
Due from Domestic Banks and other Financial Institutions	-	-
Due from Foreign Banks and Correspondents	17.139.567	17.608.357
Due from Main Office and Branches	-	-
Clearing House Funds	88.386.818	88.429.710
(Allowances for cash and due from banks)	-	-
Investments in Financial Instruments	1.099.483.135	1.250.925.275
Placements in Banco Central de Venezuela and interbanking transactions	962.838.000	968.349.410
Trading Securities	-	-
Available - for - Sale Securities	56.683.135	56.723.264
Held - to - Maturity Securities	2.300.000	145.065.251
Restricted Cash Investments	77.662.000	80.787.350
Other securities	-	-
(Allowance for investments securities)	-	-
Loan Portfolio	918.396.577	918.397.462
Current Loans	925.050.988	925.050.988
Restructured Loans	3.938.975	3.938.975
Past - due Loans	2.184.842	2.187.112
Loans in Litigation	990.184	990.184
(Allowance for loan portfolio)	(13.768.412)	(13.769.797)
Interest and Commissions Receivable	12.179.929	13.388.521
Accrued Interest Receivable from Cash and Due from Banks	-	-
Accrued Interest Receivable from Investments Securities	3.915.892	5.124.484
Accrued Interest Receivable from Loan Portfolio	6.580.532	6.580.532
Commissions Receivable	1.771.570	1.771.570
Accrued Interest and Commissions Receivable from Other Accounts Receivable	-	-
(Allowance for Accrued Interest Receivable and other)	(88.065)	(88.065)
Investments in Subsidiaries, Affiliates and Branches	24.349.569	5.206.510
Investments in Subsidiaries and Affiliates	5.234.811	5.234.811
Investments in Branches	19.143.059	-
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28.301)	(28.301)
Foreclosed Assets	7.164.499	7.164.499
Premises and Equipments	26.909.495	26.909.495
Other Assets	26.138.458	26.401.778
Total Assets	2.748.412.605	2.882.797.590

Liabilities	Month Ended 11/30/2006 Venezuela Operations	Month Ended 11/30/2006 Consolidated with Foreign Branches and Offices
Customers Deposit	2.110.438.207	2.244.801.481
Deposits in current accounts	1.401.259.872	1.436.565.902
Non-Interest Bearing Current Accounts	868,499,543	868,499,543
Interest Bearing Current Accounts	532,760,329	568,066,359
Other Demand Obligations	269.267.598	269.268.670
Money transaction table obligations	-	-
Savings Deposits	397.937.382	397.937.382
Time Deposits	2.617.800	3.089.373
Securities Issued by the Bank	-	-
Restricted Customer's Deposits	39.355.555	137.940.154
Warrants and participations on securities	-	-
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	320.991.184	320.991.184
Obligations with Domestic Financial Institutions due in one year or less	40.963.748	40.963.748
Obligations with Domestic Financial Institutions due over one year	-	-
Obligations with Foreign Financial Institutions due in one year or less	278.926.317	278.926.317
Obligations with Foreign Financial Institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1.101.119	1.101.119
Other Financial Intermediation Obligations	2.432.168	2.432.168
Interest and Commissions Payable	501.226	503.014
Accrued Expenses for Customer's Deposits	467.260	469.048
Accrued Expenses for Obligations with Banco Central de Venezuela	-	-
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Accrued Expenses for Other Borrowings	32.495	32.495
Accrued Expenses for Other Financial Intermediation Obligations	1.471	1.471
Accrued Expenses for Obligations Convertible into Capital	-	-
Accrued Expenses for Subordinated Obligations	-	-
Accruals and Other Liabilities	92.190.712	92.210.635
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Total Liabilities	**2.526.553.497**	**2.660.938.482**
Operations	45.084.670	45.084.670

Stockholder's Equity	Month Ended 11/30/2006 Venezuela Operations	Month Ended 11/30/2006 Consolidated with Foreign Branches and Offices
Capital Stock	50.400.000	50.400.000
Paid-in Capital	50.400.000	50.400.000
Uncapitalized Equity Contributions	27.385.896	27.385.896
Capital Reserves	54.835.930	54.835.930
Adjustments to Stockholder's Equity	-	-
Retained Earnings	40.945.530	40.945.530
Unrealized Gain or Loss on available - for- sale securities	3.207.082	3.207.082
(Treasury Stock)	-	-
Total Stockholder's Equity	**176.774.438**	**176.774.438**
Total Liabilities and Stockholder's Equity	**2.748.412.605**	**2.882.797.590**
Debtor Accounts		
Contingent Debit Accounts	428.389.173	428.389.173
Trust Assets	689.638.280	689.638.280
Other Trusts	-	-
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	-	-
Other Debtor Accounts of the Residential Real Estate Mutual Fund	-	-
Other Debit Memorandum Accounts	3.445.279.479	3.445.280.639
Other Debit Registration Accounts	-	-
Complementary Information		
Transferred Investments	-	
Loans to Agricultural Sector	4.880.271	
Accumulated Loans to Agricultural Sector	121.204.439	
Deposits of Official Entities	6.074.947	
Micro Credits	36.878.712	
Loans to Tourism Sector in accordance to the legislation in force	14.331.299	
Mortgages in accordance to the Special Law on protection to the Mortgage Creditor	20.855.029	
Return on Assets	8,06%	

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1.327.524	8.191.652	0	0	0	9.519.176
Guarantee	0	35.278.699	0	0	0	35.278.699
Administration	1.579.919	642.529.493	147.674	71.910	511.410	644.840.406
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	2.907.442	685.999.844	147.674	71.910	511.410	689.638.280

Statement of Published Earnings for the Period From
July 01, 2006 - November 30, 2006 (in thousands of Bolivars)
Unofficial Convenience Translation

	05 Months Ended 11/30/2006	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	95.652.786	99.053.984
Cash and Due from Banks	2.472	9.532
Investments in Securities	43.970.082	47.364.220
Loan Portfolio	50.465.269	50.465.269
Other Accounts Receivable	1.042.868	1.042.868
Investments in Subsidiaries, Affiliates and Branches	-	-
Main Office and Branches	-	-
Other	172.095	172.095
Financial Expenses	15.185.523	15.829.413
Customer's Deposit	14.139.515	14.783.206
Obligations with Banco Central de Venezuela	-	-
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	901.792	901.991
Other Financial Intermediation Obligations	67.435	67.435
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Main Office and Branches	-	-
Other	76.781	76.781
Gross Financial Margin	80.467.263	83.224.571
Income from Recovery of Financial Assets	534.519	534.581
Expenses for Uncollectible and Impaired Financial Assets	1.312.307	1.312.307
Uncollectible Loans and other Accounts Receivable	1.312.307	1.312.307
Allowances and Adjustments	-	-
Net Financial Margin	79.689.475	82.446.845
Other Operating Income	34.730.264	32.454.126
Other Operating Expenses	3.838.251	3.955.735
Finacial Intermediation Margin	110.581.488	110.945.236
Less - Operating Expenses	62.191.871	62.415.288
Personnel	34.464.474	34.484.035
General and Administrative	23.584.426	23.788.282
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	3.144.100	3.144.100
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	998.871	998.871
Gross Operative Margin	48.389.617	48.529.948
Income from Foreclosed Assets	3.721.969	3.721.969
Income from Special Programs	-	-
Miscellaneous Operating Income	5.619.282	5.643.790
Expenses for Foreclosed Assets	357.173	357.173
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	-	-
Miscellaneous Operating Expenses	4.298.199	4.463.038
Net Operating Margin	53.075.496	53.075.496
Extraordinary Income	348.774	348.774
Extraordinary Expenses	339.600	339.600
Gross Income Before Income Taxes	53.084.670	53.084.670
Income Taxes	8.000.000	8.000.000
Net Income	45.084.670	45.084.670

Financial Ratios

1. Stockholder's Equity	**4. Profitability**
1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 8,07	4.1. Net Income / Average Asset x 100 = 4,67
1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 319,69	4.2. Net Income / Average Stockholder's' Equity x 100 = 58,71
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. Allowance for Investment Securities / Gross Loan Portfolio x 100 = 1,48	5.1. Current Assets / Deposits from the Public x 100 = 30,03
2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0,34	5.2. (Current Assets + Investments in Negotiable Instruments) / Customer's Deposits x 100 = 82,13
3. Management	
3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 8,01	
3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 60,69	

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital

Bs. 50,400,000 - Reserves: Bs. 177,543,195

RIF: J-000029709

Unofficial Convenience Translation

Balance at December 31, 2006 (In thousands of Bolivars)

Assets	6 Months Ended 12/31/2006 Venezuela Operations	6 Months Ended 12/31/2006 Consolidated with Foreign Branches and Offices	6 Months Ended 06/30/2006 Venezuela Operations	6 Months Ended 06/30/2006 Consolidated with Foreign Branches and Offices
Current Assets	680,349,107	681,587,352	375,501,441	376,325,295
Cash	70,827,811	70,929,236	36,199,569	36,300,994
Banco Central de Venezuela	532,105,446	532,105,446	241,870,353	241,870,353
Due from Banks and other Financial Institutions	20,917	20,917	0	0
Due from Foreign Banks and Correspondants	18,238,593	19,006,194	21,842,793	22,546,838
Due from Main Office and Branches	0	0	0	0
Clearing House Funds	59,156,340	59,525,559	75,588,726	75,607,110
(Allowances for Cash and Due from Banks)	0	0	0	0
Investments in Financial Instruments	1,225,367,466	1,376,373,624	629,536,536	781,743,855
Placements in Banco Central de Venezuela and Interbanking Transactions	775,344,777	778,549,107	620,419,665	629,642,882
Trading Securities	0	0	0	0
Available - for - Sale Securities	5,476,689	5,516,818	3,316,871	3,356,999
Held - to - Maturity Securities	2,300,000	146,923,068	5,800,000	145,685,437
Restricted Cash Investments	442,246,000	445,384,631	0	3,058,537
Other Securities	0	0	0	0
(Allowance for Investments Securities)	0	0	0	0
Loan Portfolio	965,186,989	965,187,916	792,804,512	792,807,061
Current Loans	970,865,731	970,865,731	796,319,269	796,319,269
Restructured Loans	3,813,686	3,813,686	4,691,400	4,691,400
Past - due Loans	3,154,816	3,157,193	3,536,153	3,542,690
Loans in Litigation	1,103,268	1,103,268	1,099,654	1,099,654
(Allowance for Loan Portfolio)	(13,750,512)	(13,751,962)	(12,841,964)	(12,845,952)
Interest and Commissions Receivables	13,510,496	15,138,023	12,144,739	12,604,809
Accrued Interest Receivable from Cash and Due from Banks	0	0	0	0
Accrued Interest Receivable from Investments Securities	4,439,305	6,066,832	3,224,166	3,684,236
Accrued Interest Receivable from Loan Portfolio	7,199,510	7,199,510	7,241,230	7,241,230
Commissions Receivable	1,942,863	1,942,863	1,752,089	1,752,089
Accrued Interest and Commissions Receivable for Other Accounts Receivable	0	0	0	0
(Allowance for Accrued Interest Receivable and others)	(71,182)	(71,182)	(72,746)	(72,746)
Investments in Subsidiaries, Affiliates and Branches	24,781,622	5,207,817	21,827,631	5,200,572
Investments in Subsidiaries and Affiliates	5,236,118	5,236,118	5,228,873	5,228,873
Investments in Branches	19,573,805	0	16,627,059	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)	(28,301)	(28,301)
Foreclosed Assets	7,133,352	7,133,352	6,589,384	6,589,384
Premises and Equipments	27,768,588	27,768,588	26,612,512	26,612,512
Other Assets	30,994,763	31,216,573	16,647,051	16,681,969
Total Assets	**2,975,092,383**	**3,109,613,245**	**1,881,663,806**	**2,018,565,457**

Liabilities	6 Months Ended 12/31/2006 Venezuela Operations	6 Months Ended 12/31/2006 Consolidated with Foreign Branches and Offices	6 Months Ended 06/30/2006 Venezuela Operations	6 Months Ended 06/30/2006 Consolidated with Foreign Branches and Offices
Customers Deposits	2,220,593,712	2,355,092,695	1,260,805,098	1,395,365,867
Deposits in Current Accounts	1,319,916,648	1,381,425,769	873,688,053	911,174,136
Non-Interest Bearing Current Accounts	777,158,659	777,158,659	554,192,936	554,192,936
Interest Bearing Current Accounts	542,757,989	604,267,110	319,495,117	356,981,200
Other Demand Obligations	430,745,430	430,847,920	62,835,185	62,872,576
Money transaction table obligation	0	0	0	0
Savings Deposits	423,103,625	423,103,625	284,944,730	284,944,730
Time Deposits	4,956,800	5,541,136	4,427,941	5,197,155
Securities Issued by the Bank	0	0	0	0
Restricted Customer's Deposits	41,871,209	114,174,245	34,909,189	131,177,270
	0	0	0	0
Obligations with Banco Central de Venezuela	0	0	0	0
Deposits and Obligations Banco Nacional de Ahorro y Prestamo	0	0	0	0
Other Borrowings	428,043,456	428,043,456	354,784,426	357,059,891
Obligations with Domestic Financial Institutions due in one year or less	26,200,587	26,200,587	72,898,037	72,898,037
Obligations with Domestic Financial Institutions due over one year	0	0	0	0
Obligations with Foreign Financial Institutions due in one year or less	400,741,750	400,741,750	280,761,613	283,037,078
Obligations with Foreign Financial Institutions due over one year	0	0	0	0
Obligations resulting from Other Borrowings due in one year or less	0	0	0	0
Obligations resulting from Other Borrowings due over one year	1,101,119	1,101,119	1,124,776	1,124,776
Other Financial Intermediation Obligations	4,505,720	4,505,720	7,966,639	7,966,639
Interest and Commissions Payable	791,152	793,421	536,102	537,675
Accrued Expenses for Customer's Deposits	744,467	746,736	496,322	497,895
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0	0	0
Accrued Expenses for Other Borrowings	45,369	45,369	39,780	39,780
Accrued Expenses for Other Financial Intermediation Obligations	1,316	1,316	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0	0	0
Accrued Expenses for Subordinated Obligations	0	0	0	0
Accruals and Other Liabilities	93,215,148	93,234,758	65,731,150	65,794,994
Subordinated Obligations	0	0	0	0
Obligations Convertible into Capital	0	0	0	0
Total Liabilities	**2,747,149,188**	**2,881,670,050**	**1,689,823,415**	**1,826,725,066**
Operations	0	0	0	0

Stockholder's Equity	6 Months Ended 12/31/2006 Venezuela Operations	6 Months Ended 12/31/2006 Consolidated with Foreign Branches and Offices	6 Months Ended 06/30/2006 Venezuela Operations	6 Months Ended 06/30/2006 Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896	27,385,896	27,385,896
Capital Reserves	57,663,697	57,663,697	54,835,931	54,835,931
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	88,723,142	88,723,142	57,456,570	57,456,570
Unrealized Gain or Loss on available - for - sale securities	3,770,460	3,770,460	1,761,994	1,761,994
(Treasury Stock)	0	0	0	0
Total Stockholder's Equity	**227,943,195**	**227,943,195**	**191,840,391**	**191,840,391**
Total Liabilities and Stockholder's Equity	**2,975,092,383**	**3,109,613,245**	**1,881,663,806**	**2,018,565,457**

Debtor Accounts

Contingent Debit Accounts	809,242,321	809,242,321	298,345,449	298,345,449
Trust Assets	707,051,372	707,051,372	2,844,306,107	2,844,306,107
Other Trusts	0	0	96,807,201	96,807,201
Debtor Accounts for other trust charges (Residential Real State Mutual Fund)	0	0	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0	0	0
Other Debit Memorandum Accounts	3,386,793,278	3,386,793,857	2,793,168,068	2,793,168,647
Other Debit Registration Accounts	0	0	0	0

Complementary Information

Transferred Investments	0
Loans to Agricultural Sector	10,161,896
Accumulated Loans to Agricultural Sector	124,477,919
Deposits of Official Entities	4,737,136
Micro Credits	37,506,781
Loans to Tourism Sector in accordance to the legislation in force	24,447,516
Mortgages in accordance to the Special Law on protection to the Mortgage Creditor	20,548,464
Return on Assets	8,55%

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public , State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,390,570	8,806,642	0	0	0	10,197,212
Guaranty	0	19,092,543	0	0	0	19,092,543
Administration	1,612,929	675,413,952	148,450	72,286	514,000	677,761,617
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,003,499**	**703,313,137**	**148,450**	**72,286**	**514,000**	**707,051,372**

Statement of Published Earnings for the Period From

July 01, 2006 - December 31, 2006 (in thousands of Bolivars)

Unofficial Translation

	6 Months Ended 12/31/2006		6 Months Ended 06/30/2006	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**	**Venezuela Operations**	**Consolidated with Foreign Branches and Offices**
Financial Income	117,459,516	121,565,171	91,750,106	95,112,483
Cash and Due from Banks	2,994	32,966	2,326	3,723
Investments Securities	53,979,274	58,054,957	33,437,626	36,798,606
Loan Portfolio	61,885,971	61,885,971	57,245,783	57,245,783
Other Accounts Receivable	1,419,182	1,419,182	1,060,353	1,060,353
Investments in Subsidiaries, Affiliates and Branches	0	0	0	0
Main Office and Branches	0	0	0	0
Other	172,095	172,095	4,018	4,018
Financial Expenses	19,507,951	20,276,103	13,711,513	14,343,280
Customer´s Deposit	18,371,440	19,139,370	12,839,845	13,471,481
Obligations with Banco Central de Venezuela	0	0	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0	0	0
Other Borrowings	958,757	958,979	757,378	757,509
Other Financial Intermediation Obligations	86,486	86,486	29,603	29,603
Subordinated Obligations	0	0	0	0
Obligations Convertible into Capital	0	0	0	0
Main Office and Branches	0	0	0	0
Other	91,268	91,268	84,687	84,687
Gross Financial Margin	97,951,565	101,289,068	78,038,593	80,769,203
Income from Recovery of Financial Assets	534,919	534,919	204,491	204,927
Expenses for Uncollectible and Impaired Financial Assets	1,385,307	1,385,311	366,978	367,367
Uncollectible Loans and other Accounts Receivable	1,385,307	1,385,311	366,978	367,367
Allowance and Adjustmens	0	0	0	0
Net Financial Margin	97,101,177	100,438,676	77,876,106	80,606,763

Other Operating Income	45,546,284	42,882,435	30,873,987	28,943,442
Other Operating Expenses	4,465,712	4,605,439	4,022,862	4,156,181
Financial Intermediation Margin	138,181,749	138,715,672	104,727,231	105,394,024
Less - Operating Expenses	75,571,695	75,948,593	58,289,535	58,665,111
Personnel	41,916,299	41,937,358	30,353,782	30,428,816
General and Administrative	28,683,831	29,039,670	23,990,907	24,291,449
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	3,772,920	3,772,920	3,060,689	3,060,689
Constributions to Superintendcia de Bancos y otras Instituciones Financieras	1,198,645	1,198,645	884,157	884,157
Gross Operative Margin	62,610,054	62,767,079	46,437,696	46,728,913
Income from Foreclosed Assets	4,457,498	4,457,498	1,375,233	1,375,233
Income from Special Programs	0	0	0	0
Miscellaneous Operating Income	5,471,355	5,496,140	4,108,140	4,208,507
Expenses for Foreclosed Assets	443,879	443,879	244,090	244,090
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	0	0	1,106	1,106
Miscellaneous Operating Expenses	2,768,506	2,950,316	1,214,272	1,605,856
Net Operating Margin	69,326,522	69,326,522	50,461,601	50,461,601
Extraordinary Income	130,918	130,918	194,227	194,227
Extraordinary Expenses	402,100	402,100	527,917	527,917
Gross Income Before Taxes	69,055,340	69,055,340	50,127,911	50,127,911
Income Tax	12,500,000	12,500,000	9,300,000	9,300,000
Net Income	**56,555,340**	**56,555,340**	**40,827,911**	**40,827,911**
Net Income Allocation				
Legal Reserve	2,827,767	2,827,767	2,041,395	2,041,395
Statutory Dividends:	0	0	0	0
Board of Diretors	4,941,962	4,941,962	3,553,686	3,553,686
Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
Income for the period	**48,785,611**	**48,785,611**	**35,232,830**	**35,232,830**
LOSEP Contributions	516,134	516,134	372,742	372,742

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 7,66	4.1. Net Income / Average Asset x 100 = 4,75
1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 322,51	4.2. Net Income / Average Stockholder's' Equity x 100 = 54,32
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 1,40	5.1. Current Assets / Deposits from the Public x 100 = 30,64
2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0,43	5.2. (Current Assets + Invetments in Negotiable Instruments) / Deposits from the Public x 100 = 65,80
3. Management	
3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 7,96	
3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 59,72	

Summary Translation of Minutes of the August 15, 2006
Ordinary Shareholders Meeting

The resolutions adopted during the August 15, 2006 Ordinary Shareholders Meeting are summarized as follow:

1. The approval of the Financial Statements for June 30, 2006, based on the reports prepared by the Board of Directors and by the Bank's External Auditors and corresponding Commissaries' Report.

2. The confirmation of the semiannual emoluments to the Bank's Commissaries in VEB. 1.00.000,00

3. The approval to pay the following dividends:
   a. Two (2) Quarterly Ordinary Dividend of VEB. 10,00 per shares, payable in September and December of 2006.

   b. Two (2) Extraordinary Dividend:
   b.1. To pay the first of VEB. 153,80 per share, payable in August 30, 2006.
   b.2. To pay the second of VEB. 0,20 per share, when the Board of Directors it determines it. This dividend was used to pay the 1 % tax that have to paid by the shareholders of companies who decree stock dividend.

4. The approval of the capital increase to VEB. 52.416.000.000,00 through the issuance of 4.032.000 new common shares, with a nominal value of VEB. 500,00 each, after giving effect to such increase. This increase will be distributed as an extraordinary dividend to shareholders, on new shares for twenty-five shares ownes.

Summary Translation of Press Release
Date: March 10, 2006

The Bank gives public notice of Ordinary Dividend No. 656 for the amount of VEB. 10.00 per Share, payable after March 23, 2006 to those shareholders registered at March 17, 2006.

Summary Translation of Press Release
Date: June 06, 2006

The Bank gives public notice of Ordinary Dividend No. 657 for the amount of VEB. 10.00 per Share, payable after June 20, 2006 to those shareholders registered at June 13, 2006.

Summary Translation of Press Release
Date: August 17, 2006

The Bank gives public notice of Extraordinary Dividend No. 122 for the amount of VEB. 153.80 per Share, payable after August 30, 2006 to those shareholders registered at August 24, 2006.

Summary Translation of Press Release
Date: Septiembre 08, 2006

The Bank gives public notice of Ordinary Dividend No. 658 for the amount of VEB. 10,00 per Share, payable after September 21, 2006 to those shareholders registered at September 15, 2006.

Summary Translation of Press Release
Date: July 31, 2006
Publications: "El Universal" and "El Nacional"

Shareholders are notified of Ordinary Shareholders Meeting to be held on August 15, 2006 and of the following matters to be decided at such meeting:

1. To inform on the accounts of Venezolano de Credito, S.A. Banco Universal corresponding to the first half of 2006, to be presented by the Board of Directors on the basis of the report submitted by the Executive Committee and to discuss, approve or modify the Financial Statements as of June 30, 2006, together with the external auditors' and the Commissaries' reports.

2. To fix remuneration for the Commissaries.

3. To consider and to resolve on the provisions of Paragraph XIII of Article 20 of the Articles of Incorporation and Bylaws of the Bank, in agreement with Section I of article 34 and of Paragraph II, article 42 thereof concerning cash dividends.

4. To consider and to resolve on increasing the issued and paid-up share capital of the Bank in Bs. 2.016.000.000,00 to reach Bs. 52.416.000.000,00, distributing new shares by way of stock dividend and subsequently amending Article 4 of the Article of Incorporation and Bylaws of the Bank.

END